June 13, 2011

Mr. Todd K. Schiffman

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Valley National Bancorp

File No. 001-11277

Form 10-K for the fiscal year ended December 31, 2010

Schedule 14A filed March 11, 2011

Dear Mr. Schiffman:

We are in receipt of your letter dated May 9, 2011 (the “Comment Letter”) concerning the above-captioned filings of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company”, “we,” “our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter. In response to your comments, we intend to include additional disclosure, if applicable, in Valley’s Form 10-Q for the quarterly period ended June 30, 2011, Valley’s Form 10-K for the fiscal year ended December 31, 2011 and Valley’s Schedule 14A for its 2012 Annual Shareholders Meeting.

To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 3

1.	Please include in your future filings, revision of the second paragraph on page 3, required by Item 101(a)(1), in your description of the general development of your business during the past five years to include a discussion of the material terms of your two recent acquisitions of assets and deposits of two failed banks that had been seized by banking regulators.

Company Response: We will revise our future filings to provide the following description of our FDIC-assisted acquisitions in 2010 under “Item 1. Business”. We respectfully note that the disclosures below are included elsewhere in our 2010 Form 10-K.

We have grown significantly in the past several years through both de novo branch expansion and bank acquisitions. In March 2010, the Bank acquired certain assets and assumed all of the deposits, excluding certain brokered deposits and borrowings, of The Park Avenue Bank and LibertyPointe Bank, both New York State chartered banks, from the Federal Deposit Insurance Corporation (“FDIC”). In connection with both of these FDIC-assisted transactions, the Bank entered into loss-share agreements with the FDIC. Under the terms of the loss-sharing agreements, the Bank will share in the losses on assets and other real estate owned (referred to as “covered loans” and “covered OREO”, together “covered assets”). See Note 2 to the consolidated financial statements for further details regarding these transactions.

June 13, 2011

2.	In your future filings, revise the narrative description of your business pursuant to Item 101(c) on pages 4-5 to add a description of your Investment Management segment which contributed over $51 million of your $186 million in income in 2010.

Company Response: We will revise our future Form 10-K filings to provide the following description of our Investment Management segment under “Item 1. Business”. The following represents our proposed revisions to the narrative, based on 2010 information. We respectfully note that our disclosures under the new subsection below are included elsewhere in our 2010 Form 10-K. Additionally, the financial performance of our business segments is cross-referenced to Note 19 of the consolidated financial statements within the first full paragraph starting on page 4 of our 2010 Form 10-K.

Investment Management Segment

Although we are primarily focused on our lending and wealth management services, a large portion of our income is generated through investments in various types of securities, and depending on our liquid cash position, federal funds sold and interest-bearing deposits with banks (primarily the Federal Reserve Bank of New York), as part of our asset/liability management strategies. As of December 31, 2010, our total investment securities and interest bearing deposits with banks were $3.0 billion and $63.7 million, respectively. See the “Investment Securities Portfolio” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) and Note 4 to the consolidated financial statements for additional information concerning our investment securities.

3.	Please provide to us and undertake to include in your future filings, revision of your narrative description of your business pursuant to Item 101(c) to provide more detail regarding your loan portfolio including the following:

•	disclose that over sixty one percent of your loan portfolio consists of real estate loans with forty percent of your loans for commercial real estate;

•	disclose the amount and percentage of your loan portfolio that is subprime, “alt A” loans, interest-only and option adjustable rate loans;

•	quantify the amount and percent of your loan portfolio which are loans similar to those commonly referred to as “no doc,” or “stated income” loans;

•	describe the geographic composition of your loan portfolio; and

•	describe any changes you are making in the composition of your loan portfolio.

Company Response: With respect to the loan portfolio detail outlined above, we will enhance the information already disclosed under the “Commercial Lending Segment” and “Consumer Lending Segment” sections included on pages 4 and 5 of “Item 1. Business” in the 2010 Form 10-K and add a subsection captioned “Changes in Loan Portfolio Composition” in our future applicable filings. The following represents our proposed revisions of these applicable narratives, based on 2010 information, with the additional or existing applicable disclosures addressing the Staff’s comment shown in bold type. These revisions also include additional disclosures about unsecured loans requested under the Staff’s comment #4 below.

June 13, 2011

Commercial Lending Segment

Commercial and Industrial Loans. Commercial and industrial loans, including $121.2 million of covered loans, totaled approximately $2.0 billion and represented 20.8 percent of the total loan portfolio at December 31, 2010. We make commercial loans to small and middle market businesses most often located in the New Jersey and New York area. Our borrowers tend to be companies and individuals with clear credit histories that demonstrate a historic ability to repay current and proposed future debts. Our loan decisions will include consideration of a borrower’s standing in the community, willingness to repay debts, collateral coverage and other forms of support. Strong consideration is given to long term existing customers that have maintained a favorable relationship. Commercial loan products offered consist of term loans for equipment purchases, working capital lines of credit that assist our customer’s financing of accounts receivable and inventory, and commercial mortgages for owner occupied properties. Working capital advances are generally used to finance seasonal requirements and are repaid at the end of the cycle by the conversion of short-term assets into cash. Short-term commercial business loans may be collateralized by a lien on accounts receivable, inventory, equipment and/or partly collateralized by real estate. Unsecured loans, when made, are generally granted to the Bank’s most credit worthy borrowers. At December 31, 2010, unsecured commercial and industrial loans totaled approximately $452 million. In addition, through our subsidiaries we make aviation loans, provide financing to the diamond and jewelry industry, the medical equipment leasing market, and engage in asset based accounts receivable and inventory financing.

Commercial Real Estate Loans. Commercial real estate loans, including $211.8 million of covered loans, totaled $4.0 billion and represented 42.9 percent of the total loan portfolio at December 31, 2010. We originate commercial real estate loans that are secured by multi-unit residential property and non-owner occupied commercial, industrial, and retail property within New Jersey, New York and Pennsylvania. Loans are generally written on an adjustable basis with rates tied to a specifically identified market rate index. Adjustment periods generally range between five to ten years and repayment is structured on a fully amortizing basis for terms up to thirty years. When underwriting a commercial real estate loan, primary consideration is given to the financial strength and ability of the borrower to service the debt, and the experience and qualifications of the borrower’s management and/or guarantors. The underlying collateral value of the mortgaged property and/or financial strength of the guarantors are considered secondary sources of repayment.

Consumer Lending Segment

Residential Mortgage Loans. Residential mortgage loans, including $17.0 million of covered loans, totaled $1.9 billion and represented 20.7 percent of the total loan portfolio at December 31, 2010. We offer a full range of residential mortgage loans for the purpose of purchasing or refinancing one-to-four family residential properties. Residential mortgage loans are secured by 1-4 family properties generally located in counties where we have a branch presence and contiguous counties (including the State of Pennsylvania). We occasionally make mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area is generally made in support of existing customer relationships. Underwriting policies that are based on Fannie Mae and Freddie Mac guidelines are generally adhered to for loan requests of conforming and non-conforming amounts. The weighted average loan-to-value ratio of all residential mortgage originations in 2010 was 53 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 768. Terms of first mortgages range from 10 years for interest only loans (which totaled approximately $47 million at December 31, 2010) to 30 years for fully amortizing loans. In deciding whether to make a residential real estate loan, we consider the qualifications of the borrower as well as the value of the underlying property. Our historical and current loan underwriting practice prohibits

June 13, 2011

the origination of payment option ARMs which allow for negative interest amortization and subprime loans. At December 31, 2010, our residential loan portfolio included approximately $23 million of loans that could be identified by us as non-conforming loans commonly referred to as either “alt-A,” “stated income,” or “no doc” loans. These loans were mostly originated prior to 2008 and had a weighted average loan-to-value ratio of 70 percent at the date of origination. Virtually all of our loan originations in recent years have conformed to rules requiring documentation of income, assets sufficient to close the transactions and debt to income ratios that support the borrower’s ability to repay under the loan’s proposed terms and conditions. These rules are applied to all loans originated for retention in our portfolio or for sale in the secondary market.

Other Consumer Loans. Other consumer loans, including $6.7 million of covered loans, totaled $1.5 billion and represented 15.6 percent of the total loan portfolio at December 31, 2010. Our other consumer loan portfolio is primarily comprised of direct and indirect automobile loans, home equity loans and lines of credit, credit card loans, and to a lesser extent, secured and unsecured other consumer loans. Valley is an auto lender in New Jersey, New York, Pennsylvania, and Connecticut offering indirect auto loans secured by either new or used automobiles. Auto loans may be originated directly with the purchasers of the automobile and indirect auto loans are purchased from approved automobile dealers. Home equity lines of credit are secured by 1 to 4 family residential properties and are generally provided as a convenience to our residential mortgage borrowers. Home equity loans and home equity lines of credit may have a variety of terms, interest rates and amortization features. Other consumer loans include direct consumer term loans, both secured and unsecured. From time to time, the Bank will also purchase prime consumer loans originated by and serviced by other financial institutions based on several factors, including current secondary market rates, excess liquidity and other asset/liability management strategies. At December 31, 2010, unsecured consumer loans totaled approximately $30.7 million, including $9.7 million of credit card loans.

Changes in Loan Portfolio Composition

Over 61 percent of our loan portfolio consists of non-covered commercial real estate and residential mortgage loans at December 31, 2010. We have no internally planned changes that will significantly impact the current composition of our loan portfolio by loan type. However, many external factors outlined in “Item 1A. Risk Factors”, the “Executive Summary” section of our MD&A, and elsewhere in this report may impact our ability to maintain the current composition of our loan portfolio. See the “Asset Quality and Risk Elements” section of our MD&A in this report for further discussion of our loan composition and concentration risks.

4.	Please provide to us and undertake to include in your future filings, revision of your narrative description of your business pursuant to Item 101 (c) to provide more detail regarding your underwriting standards and procedures including the following:

•

your loan documentation policies and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings)

•

given that over forty percent of your loan portfolio are commercial real estate loans, disclose the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower’s only source of cash flow and only asset is the property that you are financing;

•	quantify the dollar amount and percentage of your loans that are unsecured;

June 13, 2011

•

discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan); and

•	disclose your procedures for and the frequency with which you reappraise the value of your collateral.

Company Response: With respect to our underwriting standards and procedures, we will include substantially the following subsection under a newly captioned “Credit Risk Management and Underwriting Approach” section of “Item 1. Business” in our future Form 10-K filings. We respectfully note that most of the disclosures under the new subsection below are included elsewhere in our 2010 Form 10-K, including Notes 3 and 5 to our consolidated financial statements and our discussion of the loan portfolio within the MD&A.

We advise the Staff that we do not maintain statistical information relating to the dollar amount and percentage of commercial real estate loans that are to legal entities formed for the limited purpose of the business financed, as requested in the second bullet point under the Staff’s comment #4 above, and therefore have not included such information in our proposed disclosure.

Please note that the disclosure to quantify the dollar amount and percentage of our loans that are unsecured, as requested in the third bullet point under the Staff’s comment #4 above, is included in the revised narrative under our response to the Staff’s comment #3 above.

Credit Risk Management and Underwriting Approach

Credit risk management. For all loan types, Valley adheres to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board of Directors annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by a Credit Committee. A reporting system supplements the review process by providing management with frequent reports concerning loan production, loan quality, concentrations of credit, loan delinquencies, non-performing, and potential problem loans. Loan portfolio diversification is an important factor utilized by Valley to manage its risk across business sectors and through cyclical economic circumstances.

Loan documentation. Loans are well documented in accordance with stringent underwriting policies and verification procedures. General underwriting guidance is consistent across all loan types with variations in procedures and due diligence dictated by the specifics of each loan request. Due diligence standards require acquisition and verification of sufficient financial information to determine a borrower’s or guarantor’s credit worthiness, capital support, capacity to repay, collateral support, and character. Credit worthiness is generally verified using personal or business credit reports from independent credit reporting agencies. Capital support is determined by acquisition of independent verifications of deposits, investments or other assets. Capacity to repay the loan is based on verifiable liquidity and earnings capacity as shown on financial statements and/or tax returns, banking activity levels, operating statements, rent rolls or independent verification of employment. Finally, collateral valuation is determined via appraisals from independent, professionally designated property appraisers or readily available market resources.

Types of collateral. Loan collateral, when required, may consist of any one or a combination of the following asset types depending upon the loan type and intended purpose: commercial or residential real

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estate; general business assets including working assets such as accounts receivable, inventory, or fixed assets such as equipment or rolling stock; marketable securities or other forms of liquid assets such as bank deposits or cash surrender value of life insurance; automobiles; or other assets for wherein adequate protective value can be established and/or verified by reliable outside independent appraisers. In addition to these types of collateral, Valley, in many cases, will obtain the personal guarantee of the borrower’s principals to mitigate the risk of certain commercial and industrial loans and commercial real estate loans.

Many times, we will underwrite loans to legal entities formed for the limited purpose of the business which is being financed. Credit granted to these entities and the ultimate repayment of such loans is primarily based on the cash flow generated from the property securing the loan or the business that occupies the property. The underlying real property securing the loans is considered a secondary source of repayment, and normally such loans are also supported by guarantees of the legal entity members. Absent such guarantees or approval by our credit committee, our policy requires that the loan to value ratio (at origination) be 50 percent or less of the estimated market value of the property as established by an independent licensed appraiser.

Reevaluation of collateral values. Commercial loan renewals, refinancing and other subsequent transactions that include the advancement of new funds or result in the extension of the amortization period beyond the original term, require a new or updated appraisal. Renewals, refinancing and other subsequent transactions that do not include the advancement of new funds (other than for reasonable closing costs) or, in the case of commercial loans, the extension of the amortization period beyond the original term, do not require a new appraisal unless management believes there has been a material change in market conditions or the physical aspects of the property which may negatively impact collectability of our loan. In general, the period of time an appraisal continues to be relevant will vary depending upon the circumstances affecting the property and the marketplace. Examples of factors that could cause material changes to reported values include the passage of time, the volatility of the local market, the availability of financing, the inventory of competing properties, new improvements to, or lack of maintenance of, the subject or competing surrounding properties, changes in zoning and environmental contamination.

Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral and are commonly referred to as “collateral dependent impaired loans.” Collateral values for such loans are typically estimated using individual appraisals performed, on average, every 12 months. Between scheduled appraisals, property values are monitored within the commercial portfolio by reference to recent trends in commercial property sales as published by leading industry sources. Property values are monitored within the residential mortgage portfolio by reference to available market indicators, including real estate price indices within Valley’s primary lending areas.

All refinanced residential mortgage loans require new appraisals for both loans held in our loan portfolio and loans originated for sale. Additionally, all loan types are assessed for full or partial charge-off when they are between 90 and 120 days past due based upon their estimated net realizable value.

See Note 5 to our consolidated financial statements for additional information concerning our loan portfolio risk elements, credit risk management and our loan charge-off policy.

June 13, 2011

5.	Please provide to us and undertake to include in your future filings, revision of your narrative description of your business pursuant Item 101 (c) to provide more detail regarding your policies and procedures regarding problem loans including the following:

•	your procedures for monitoring the loans that you retain including the market value;

•

describe your historic and current policies on extending, renewing, restructuring or otherwise modifying the terms of loans or other extensions of credit and whether after such changes, you continue to classify such loans as performing; and

•	describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;

•

discuss procedures for foreclosures in your major markets, including the extent of court involvement, and the extent to which you have delayed foreclosures and if so whether this was due to problems with documentation or other reasons.

Company Response: With respect to our policies and procedures regarding problem loans, we will include the following two subsections under newly captioned “Loan Renewals and Modifications” and “Extension of Credit to Past Due Borrowers” sections under “Item 1. Business” in our future Form 10-K filings. Please note that disclosure of the procedures for monitoring retained loans, as requested in the first bullet point of the Staff’s comment #5 above, is included under the caption “Credit risk management” in our response to the Staff’s comment #4 above. Additionally, we respectfully note that most disclosures concerning our troubled debt restructured loans under the new “Loan Renewals and Modifications” subsection below are included in the “Non-performing Assets” section of the MD&A and Note 5 to consolidated financial statements of our 2010 Form 10-K.

With respect to discussion of our procedures for foreclosures, as requested in the fourth bullet point of the Staff’s comment #5 above, we respectfully note that our disclosures related to foreclosures are included on page 68 under the subsection captioned “Non-performing Assets” of our MD&A in the 2010 Form 10-K. Under this subsection, we have disclosed that our residential mortgage loan foreclosure activity remains low due to the nominal amount of individual loan delinquencies within this portfolio. Additionally, we disclosed our evaluation of our foreclosure documentation procedures and our belief that our foreclosure affidavits are accurate. Should our foreclosure activity become material in the future, we will expand our disclosure to explain the impact that normal and other delays in the judicial foreclosure process have on our credit quality and ultimate collection of such problem credits.

Loan Renewals and Modifications

In the normal course of our lending business, we may renew loans to existing customers upon maturity of the existing loan. These renewals are granted provided that the new loan meets our standard underwriting criteria for such loan type. While our traditional underwriting approach has always been conservative, the underwriting criteria for certain loan types are stricter in light of the current economic environment.

Additionally, on a case-by-case basis, we may extend, restructure, or otherwise modify the terms of existing loans from time to time. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured loan. The majority of our loan modifications that are considered troubled debt restructured loans involve lowering the monthly payments on such loans through either a reduction in interest rate below a market

June 13, 2011

rate, an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or accrued interest. In addition, we frequently obtain additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms and our underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.

Extension of Credit to Past Due Borrowers

Loans are placed on non-accrual status generally when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. Valley’s historic and current policy prohibits the advancement of additional funds on non-accrual and other impaired loans (i.e., troubled debt restructured loans), except under certain workout plans if such extension of credit is intended to mitigate losses.

Competition, page 5

6.	Please provide to us and undertake to include in your future filings, an estimate of the number of competitors, your competitive position and identify and explain positive and negative factors pertaining to your competitive position as required by Item 101(c)(1)(x) of Regulation S-K, but not limited to the following:

•	an estimate of the number of your competitors and your competitive position; and

•

identify and explain both positive and negative factors pertaining to your competitive position including the fact that some of your competitors in the New York metropolitan area are some of the largest financial institutions in the world that have far greater assets, revenues and income than you as well as economies of scale that enable them to offer better rates on deposits and loans, have more branches than you in your principal market and around the country if not in the world, and offer many services to their customers that you do not.

Company Response: We will expand our discussion of competition in our future Form 10-K filings to further describe our competitive position in our primary markets and identify the principal methods of competing within our business segments as suggested. The following includes our proposed revisions (in bold type) of the competition narrative included within “Item 1. Business” of our 2010 Form 10-K.

Competition

Valley National Bank is the largest commercial bank headquartered in New Jersey, with its primary markets located in northern and central New Jersey and the New York City Boroughs of Manhattan, Brooklyn and Queens. Valley ranked 15th in competitive ranking and market share based on the deposits reported by FDIC-insured commercial banks in our principal metropolitan markets as of June 30, 2010. However, the market for banking and bank-related services is highly competitive and we face substantial competition in all phases of our operations. There are approximately 60 competing commercial banks that have offices within our primary market area. We also compete with other providers of financial services such as savings institutions, credit unions, mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. Many of these

June 13, 2011

competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures.

De novo branching by several national financial institutions and mergers between financial institutions within New Jersey and New York City, as well as other neighboring states have heightened the level of competitive pressure in our primary markets over the last several years. In addition, competition has further intensified as a result of recent changes in regulation, advances in technology and product delivery systems, and bank failures. Web-based and other internet companies are providing non-traditional, but increasingly strong, competition for our borrowers, depositors, and other customers. Within our New Jersey and the New York metropolitan markets, we compete with some of the largest financial institutions in the world that are able to offer a large range of products and services at competitive rates and prices. Nevertheless, we believe we can compete effectively as a result of utilizing various strategies including our long history of local customer service and convenience as part of a relationship management culture, in conjunction with the pricing of loans and deposits. Our customers are influenced by the convenience, quality of service from our knowledgeable staff, personal contacts and attention to customer needs, as well as availability of products and services and related pricing. We provide such convenience through our banking network of 198 branches in 134 communities, an extensive ATM network, and our 24-hour telephone and on-line banking systems.

We continually review our pricing, products, locations, alternative delivery channels and various acquisition prospects and periodically engage in discussions regarding possible acquisitions to maintain and enhance our competitive position.

Risk Factors, page 11

7.	In future filings, revise each sub caption relating to each risk factor, to comply with Item 503(c) which requires that each sub caption adequately describe the respective risk and with Staff Legal Bulletin No. 7. For instance, several of your sub captions fail to identify any consequence of a risk materializing. Others have vague consequences such as it will have a “negative impact,” “hurt our business,” or would adversely affect you.

Company Response: We will revise our future Form 10-K and Form 10-Q filings so that each sub caption relating to a specific risk factor more clearly addresses the related risk.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 38

Executive Summary, page 38

8.	Please provide to us and undertake to include in your future filings, revision of the first paragraph regarding the “economic recession” to provide expanded discussion and analysis of specific economic conditions in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, the following: unemployment; personal income; personal bankruptcies; home prices; and foreclosures started. Provide analysis of commercial and residential real estate given that over forty percent of the value of your loan portfolio is commercial real estate and twenty percent are residential real estate.

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Company Response: In response to the above Staff’s comment, we will enhance our disclosure of specific economic conditions in our particular market area in future Form 10-K filings and appropriate Form 10-Q filings. Below is a revised first paragraph of the “Executive Summary” section of our MD&A (additional disclosures are in bold type). We respectfully note that the disclosure concerning our New Jersey and New York markets and their impact on our ability to generate loan growth (within each loan class) are included elsewhere in the “Executive Summary” section, as well as the credit risks related to our concentrations of lending operations within these markets discussed later in the MD&A, primarily under the subsection captioned “Loan Portfolio”. The first paragraph of our Executive Summary section also references discussion of the economic environment specific to our markets included in Part I, Item 1A, “Risk Factors”. Specifically, we believe our first two risk factors under the sub captions “Negative Impact of a Persistently Weak Economy” and “A Significant Portion of Our Loan Portfolio Is Secured By Real Estate, And Events That Negatively Impact The Real Estate Market Could Hurt Our Business,” among other risk factors in this section, provide the discussion of the effect of the recession on our primary markets and their impact on us.

“Although the year started as a continuation of the economic recession experienced in 2009, the economy began to improve during 2010, though at a rate that was insufficient to bring about a significant improvement in unemployment. Unemployment in our primary market (including Northern Jersey and the New York City Metropolitan areas) ranged from 8.1 percent to 9.7 percent during 2010, and remained at an elevated level of 9.0 percent in January 2011. Additionally, the percent of consumers with new bankruptcies and foreclosures in New Jersey and New York remained at historically high levels during 2010, but were relatively comparable to 2009. The Federal Reserve maintained, and continues to support, a target range of zero to 0.25 percent for the federal funds rates due to current economic conditions. In November 2010, the Federal Reserve announced a large-scale asset purchase program for U.S. Treasury securities through 2011, aimed to keep interest rates low and reduce unemployment levels, as it attempts to accelerate the nation’s economic recovery. We believe a low-rate, high unemployment environment, which is reflective of our current operating environment, would continue to challenge our business operations and results in many ways during 2011, as previously highlighted in Part I, Item 1A, “Risk Factors” above and the discussion below.”

9.	Please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the type and range in the magnitude of concessions you have made on your loans and their aggregate costs and benefits to you.

Company Response: With respect to discussion of our concessions on loans, we respectfully note that most of this information is provided in our restructured loan disclosures included on pages 68 - 69 under the subsection captioned “Non-performing Assets” of our MD&A in the 2010 Form 10-K. Under this subsection, we have disclosed the weighted average modified interest rate of such loans after restructuring as compared to the yield of the entire loan portfolio for the fourth quarter of 2010. In future Form 10-K filings, we will expand this disclosure to include the weighted average rate of such restructured loans prior to modification to assist the reader in understanding the impact of our troubled debt restructured loan modifications. Additionally, the new guidance under Accounting Standards Update (“ASU”) No. 2010-20, “Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” will require us to quantify the financial effects of modifications during the period (by loan class) in our footnote disclosures included in our September 30, 2011 Form 10-Q. To the extent that such concessions (or expected future trends in such modification activity) have a material impact to our financial statements, we will include a summary disclosure in our “Executive Summary” section of the MD&A for our Forms 10-Q and 10-K.

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Notes to Consolidated Financial Statements

Investment Securities (Note 4), page 112

10.	We note your investment in the single issuer preferred trust security where the amortized cost is significantly in excess of the determined fair value. We note that there has been no OTTI recognized on this security to date, even though it was announced in the latter half of 2009 that the issuer would defer paying interest. Please address the following:

•

Provide us with a detailed description of the other-than-temporary impairment analysis performed on this security at each quarterly reporting period during fiscal 2010. Please identify all of the evidence considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support your conclusion that no OTTI was necessary;

•	Tell us how management evaluated the financial condition of the issuer at each quarterly reporting period;

•

Tell us how management considered and evaluated the Regulatory Agreement entered into in June 2009 with both the applicable Federal and State regulatory agencies within the context of the quarterly OTTI analysis;

•	Provide us with the discounted cash flow analysis used to determine fair value at each quarterly period; and

•

Provide us with the assumptions and estimates used in the fair value measurements addressing the basis for, as well as any changes in and reasons for the changes in, the assumptions or estimates, which may have occurred during these periods.

Company Response: As of December 31, 2010, our held to maturity investment security portfolio included $38.1 million in unrealized losses related to two trust preferred securities with a combined amortized cost of $55.0 million issued by one bank holding company. In assessing the potential for other-than-temporary impairment (OTTI) on the securities of this one issuer, Valley evaluated each security in accordance with guidance under ASC Topic 320. On a quarterly basis, Valley initially assesses the likelihood the securities will be sold prior to a recovery in value. Similar to other securities within this asset class, for each reporting period through December 31, 2010, Valley asserted its intention to hold the subject securities until maturity. After making this initial assertion, Valley reviews a series of issuer specific and external market factors to measure potential OTTI. In assessing the issuer’s financial performance, Valley conducted first party interviews with senior management of the issuer and reviewed all publicly reported financial reports. The ongoing direct communications gave no indication of failure or the inability to overcome the current conditions at the issuer. In our quarterly OTTI analyses, we concluded the issuer would have the financial wherewithal to meet the contractual obligations of each security and operate as a going concern in the foreseeable future. In accordance with the terms of the trust preferred securities, the issuer, at its sole discretion, has the option to defer interest payments for a period of five years on a cumulative basis. During the deferral period, the issuer is mandated to continue to accrue the deferred interest obligation as defined in the note, in addition to interest calculated on the deferred payable credited at the prevailing note rate. Further, the issuer is required to remit to the note holders all monies owed within five years of the initial deferral. In Valley’s assessment of the issuer’s financial condition, a preponderance of the analysis was focused on the likelihood the issuer would continue to adhere to the contractual terms of the trust preferred securities. As such, Valley’s assessment focused on the financial condition of the issuer and whether it was likely the issuer would continue as a going concern, including the financial means to meet all contractual obligations. Valley also considered the issuer’s current and forecasted regulatory capital ratios and financial performance. For each quarterly reporting period since the issuer deferred the cash payment of

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interest, all regulatory capital ratios have exceeded the minimum “well capitalized” guidelines established by the federal banking regulatory agencies. The issuer’s capital and financial results during this period reflect the accrual of interest expense on the related junior subordinated debentures supporting the trust preferred securities held by Valley. Additionally, the issuer maintained positive earnings results for the second half of 2009 and the year ended December 31, 2010.

In performing the OTTI analysis on these securities for the second quarter of 2009, Valley assessed the regulatory agreement entered into between the issuer and the applicable Federal and State regulatory agencies. Valley’s assessment of the agreement was performed internally by senior officers of the Company, including individuals with regulatory and other applicable experience. The agreement provides for a series of corrective actions recommended by the regulators, most of which surround certain shortcomings in the issuer’s operational and risk management processes. The Federal and State regulatory agencies did not mandate that the issuer raise additional capital and, from a financial perspective, the agreement’s impact is largely confined to prohibiting the issuer from paying interest on its trust preferred securities and dividends on its common stock. In addition, the agreement prohibits the payment of cash dividends from the issuer’s bank to its holding company. The agreement does not include stronger actions, such as a “cease and desist order” and focuses on mostly procedural issues which the issuer is believed to be compliant with. In addition, Valley discussed the regulators’ findings and the issuer’s financial performance with senior management of the issuer over the course of several quarters since the deferral of interest and incorporated this information within each of our quarterly OTTI impairment analyses of the securities.

As previously stated, Valley placed reliance on the issuer’s well-capitalized position and the belief that the issuer would raise additional capital in the foreseeable future (as communicated by its senior management on several occasions since the interest deferral) in its quarterly OTTI assessment. During the fourth quarter of 2010 and the first quarter of 2011, the issuer upheld its planned steps to proactively increase the organization’s capital position as it monetized the value of certain branch locations via a purchase and assumption agreement with an independent third party bank (which closed in the first quarter of 2011) and a common equity capital raise (which commenced in the first quarter of 2011 and closed on April 15, 2011 and included a substantial additional investment by the issuer’s CEO). We believe that the issuer’s ability to raise new common capital in 2011 supports our previous OTTI analysis assertions as to the issuer’s ability to maintain its status as a viable “going concern”. The new common equity, as is the case for all the common equity, is subordinate to all prior trust preferred issuances by the issuer both from a liquidation and dividend perspective. The issuer’s ability to raise common capital primarily through a rights offering, reflects a positive indication from market participants as to the issuer’s long-term viability. The issuer, which is a Subchapter S corporation for federal income tax purposes, was not required to exceed the shareholder limitations of a Sub S corporation to raise the desired amount of common capital. Deferred trust preferred dividends must be fully paid before any dividends can be paid on the common stock of this issuer for which the federal and state income tax liability is passed through to the holders of the common stock.

To further support its OTTI conclusions during the 2009 and 2010 time frames and the non-impaired status of the securities, Valley management conducted a robust follow-up analysis of the underlying assertions included in each quarterly OTTI analysis and whether these assumptions later proved accurate. As a direct result of the aforementioned capital enhancement actions, the issuer maintains approximately 200% of the required cash balance to execute payment on all deferred interest. The ability of the issuer to generate this significant cash position, while under a regulatory order prohibiting the dividend of cash to the holding company from the Bank, supports one of Valley’s quarterly OTTI conclusions, that the issuer would be able to generate the required liquidity, within the allowable deferral period, to support payment of all deferred interest. Further, through the first quarter of 2011 and from the date the issuer entered into the regulatory agreement with the regulatory agencies, the issuer’s bank has generated positive net

6/13/2011

income equal to approximately 20% of the total common equity of the entity as of the reporting period in which the regulatory agreement was received, once again supporting Valley’s quarterly OTTI conclusions. During 2010, the issuer initiated communications with the regulatory agencies discussing the removal of the condition within the Regulatory Agreement which prohibited the disbursement of interest on trust preferred securities. It is Valley’s understanding that conversations have been positive and support Valley’s OTTI quarterly conclusion that the issuer would be allowed to remit all future interest owed within the deferral time frame outlined in the contractual terms of the trust preferred securities. In addition, the issuer’s 2008, 2009 and 2010 audited financial statements reflected unqualified audit opinions (with no modification for going concern uncertainty), further supporting Valley’s quarterly OTTI conclusions, that the issuer would be a going concern during the deferral period and likely cure all interest owed within the contractual terms outlined in trust preferred contract.

In estimating the fair value of the securities, Valley utilized methods identified in Accounting Standards Codification 820 Fair Value Hierarchy under a Level 3 methodology. Specifically, Valley applied a fair value methodology which combined the fair values determined under both a discounted cash flow model and external valuations determined by independent third parties. In accordance with Valley’s policies and procedures, the weighting of each valuation is subject to facts and circumstances applicable at each reporting period. For each reporting period since the issuer entered into the regulatory agreement with the regulatory agencies, in accordance with Valley’s approved policies, Valley applied a 70% weighting to the fair value calculated internally using a discounted cash flow model and 30% weighting to the fair value calculated externally via independent third parties. The aforementioned weighting reflects the approved percentages outlined in Valley’s policies and procedures. The weighting was calculated based on conversations with independent third parties and reflects an appropriate application based on market conditions. Valley’s cash flow analysis provided for the collection of all deferred and accrued interest at the end of the five year deferral period under the terms of the debenture. At such time as the issuer resumes interest payments, Valley’s cash flow analysis further provided that all future interest and principal would be collected on a timely basis in accordance with the terms of the debenture. The discount rate applied in calculating fair value was determined based on market effective yields for a proxy of securities with similar third party issuer ratings. In addition, an illiquidity premium was added to the effective yield to reflect economic conditions prevalent during each reporting period. The external valuation was determined by aggregating the average of three independently calculated valuations. The final fair value price of each security was subsequently calculated by combining the aforementioned weighted average price of the discounted cash flow analysis with the weighted average price of the external valuation.

We have attached to this letter as Exhibits A and B the schedules that reflect the discounted cash flow analysis prepared by Valley for the two trust preferred securities at each quarterly reporting period between June 30, 2009 and December 31, 2010.

Loans (Note 5), page 122

11.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures here, but did provide certain comparative information in your MD&A (for example, the tables on pages 67 and 72). To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Company Response: In the future, we will consider such comparative disclosure of information under ASU 2010-20 to the extent the information is reasonably available.

June 13, 2011

12.	Please tell us and revise your disclosures in future filings to address the following:

•	The policy for recording payments received on nonaccrual accrual receivables in accordance with ASC 310-10-50-6(b);

•	The policy for resuming accrual of interest in accordance with ASC 310-10-50-6(c);

•	The policy for recognizing interest income on impaired loans, including how cash receipts are recorded in accordance with ASC 310-10-50-15(b); and

•

The policy for determining which loans the entity assesses for impairment (i.e. more specifically define the specific dollar amount for commercial and industrial and commercial real estate loans) in accordance with ASC 310-10-50-15(d).

Company Response: With respect to our policies regarding recording payments received on nonaccrual receivables and resuming accrual of interest, as requested in the first and second bullet points under the Staff’s comment #12 above, we respectfully note that such policies are described in Note 5 to the consolidated financial statements in our 2010 Form 10-K under the caption “Credit Quality” that reads as follows:

“Past due and non-accrual loans. All loans are deemed to be past due when the contractually required principal and interest payments have not been received as they become due. Loans are placed on non-accrual status generally when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may be restored to an accruing basis when it becomes well secured and is in the process of collection, or all past due amounts become current under the loan agreement and collectability is no longer doubtful.”

With respect to the discussion of our policy for recognizing interest income on impaired loans, as requested in the third bullet point of the Staff’s comment #12 above, we will enhance our credit quality disclosures included in Valley’s Form 10-Q for the quarterly period ended June 30, 2011, Note 5 of Valley’s 2011 Form 10-K, and other future Form 10-K and Form 10-Q filings as follows:

“Accrual of interest is discontinued on an impaired loan when management believes, after considering collection efforts and other factors, the borrower’s financial condition is such that collection of interest is doubtful. Impaired loans include loans that have been renegotiated in a troubled debt restructuring. Cash collections on impaired loans are generally credited to the loan balance, and no interest income is recognized on these loans until the principal balance has been determined to be fully collectible.”

In response to the fourth bullet point under the Staff’s comment #12 above, we will specify in our future Form 10-K filings that non-accrual commercial and industrial loans and commercial real estate loans over $250 thousand are individually evaluated for impairment.

Schedule 14A, filed March 11, 2011

Executive Compensation, page 23

Executive Summary, page 23

13.

We note that you cite only the positive aspects of your 2010 performance and omit any negative aspects of your performance. Please provide to us and undertake to include in your future filings, revision of this section to provide a balanced assessment of your

June 13, 2011

financial condition and results of operations for the last fiscal year particularly compared to previous years in which certain results were better. For instance, we note increases in non-accrual and Troubled Debt Restructured loans and non-interest expense and decreases in assets, net loans, deposits and interest income. Provide us with the basis for your claim, in the second to last bullet point, that your “performance recognized as among industry leaders.”

Company Response: With respect to our 2010 “Executive Summary” section of Schedule 14A, we will enhance our disclosure in our future Schedule 14A filings to provide a balanced assessment of our performance. The following represents our proposed revision of the “Executive Summary,” using 2010 information for illustrative purposes with additional disclosure shown in bold type:

OUR 2010 PERFORMANCE. 2010, like its predecessor, was not an easy year for financial institutions in general. Bank failures continued at record levels. Many companies reported greatly reduced earnings or actual losses. Many banks continued to reduce or eliminate dividends to common shareholders. While our 2010 operating results were below our long term objectives, they were improved over 2009, which in turn was an improvement over 2008. This was not the case for many regional banks and financial institutions. Some highlights for 2010 were:

•	Earned $131.2 million in net income;

•	Diluted EPS increased to $0.81 in 2010 from $0.64 in 2009;

•	Continued to pay $0.72 annual dividend, adjusted for the stock dividend issued in May of 2010;

•	Reported one of the best overall credit quality metrics, among the financial institutions that we regard as our peers;

•	Lowered net loan charge-offs in 2010 by 30% from 2009. As a percentage of total average loans the 2010 net loan charge-off ratio of 0.28% reflects favorably versus the prior year ratio of 0.40%;

•	Maintained strong balance sheet and high regulatory capital ratios;

•	Increased net interest margin from 3.49% for 2009 to 3.69% for 2010;

•	Continued to open new branches;

•	Maintained strong residential loan origination program, and expanded our residential loan and title company businesses into Pennsylvania;

•	Purchased and successfully integrated two New York City banks (LibertyPointe Bank and The Park Avenue Bank) acquired via FDIC assisted transactions;

•	Improved investment portfolio risk profile – shifted largest weighting of investment composition from FNMA/FHLMC to GNMA (full faith and credit of US Government);

•	Sustained discipline in investing and lending;

•	Trading at high multiples of book value and tangible book value per share relative to peers;

•	Performance recognized as among industry leaders;

•	Total return to shareholders for 5 year period ending 12/31/10 equal to -4.89% versus -35.26% for the Keefe, Bruyette & Woods’ KBW50 Bank Index;

•

Salary and employee benefit expense increased due to the resumption of cash incentive compensation accruals during 2010 (as no non-contractual bonuses were accrued or awarded to employees for the 2009 period);

•

Our loan portfolio totaled $9.4 billion at December 31, 2010 and remained relatively unchanged as compared to December 31, 2009 mainly due to $356.7 million in loans acquired in two FDIC-assisted transactions during the first quarter of 2010 for which Valley National Bank will share losses with the FDIC. The acquisition of the covered loans

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almost completely offset a $360.9 million decline in our non-covered loan portfolio from December 31, 2009;

•	A decline in our average loan balances as compared to the year ended December 31, 2009 mainly resulted in a $18.2 million decrease in our tax equivalent interest income on loans;

•

Total loans past due in excess of 30 days increased 0.16 percent to 1.77 percent of our total loan portfolio of $9.4 billion as of December 31, 2010 compared to 1.61 percent of total loans at December 31, 2009;

•

Total non-performing assets (“NPAs”), consisting of non-accrual loans, OREO and other repossessed assets, totaled $117.3 million, or 1.24 percent of loans and NPAs at December 31, 2010 compared to $98.4 million, or 1.04 percent of loans and NPAs at December 31, 2009;

•	Performing troubled debt restructured loans increased to $89.7 million at December 31, 2010 as compared to $19.1 million at December 31, 2009; and

•	Total deposits at December 31, 2010 slightly decreased to $9.4 billion from $9.5 billion at December 31, 2009.

In the “Executive Summary” section of schedule 14A, Valley states that its performance is recognized as among industry leaders. This statement is supported in part by comparing Valley’s recent historical financial and credit quality performance measures versus those of its peers and other commercial banks within the industry. Additionally, the performance of Valley’s common stock and the premium valuation at which it has currently and historically traded are indications from investors as to Valley’s industry leading performance. As an example, much of the commentary prepared by third party sell side stock analysts who cover Valley continues to support our common stock’s sizable premium valuation as compared to many of our peers and advises that our financial performance is currently at a level well above the industry.

In future Schedule 14A filings, we will enhance disclosure by providing a balanced assessment of our financial performance and expanded descriptions of factors supporting assertions of our strong performance among selected market participants.

Peer Group Considerations, page 26

14.	Please provide to us and undertake to include in your future filings revision of this section as follows:

•

explain the reasons the Compensation and Human Resources Committee chose to develop its own peer group for purposes of determining the amount of executive compensation instead of using a generally accepted list of peers utilized in the industry such as the Keefe, Bruyette & Woods Regional Banking Index, which you company used (on page 29 of your Form 10-K) to compare your return with that of other similar financial institutions;

•

explain the reasons the Compensation and Human Resources Committee hired two firms with expertise in executive compensation but did not have either firm assemble a peer group for purposes of recommending executive compensation but directed the two firms to analyze data from the peer group selected by the Committee;

•	disclose the expertise and experience of the Committee in establishing a peer group; and

•

disclose the basis used by the Compensation and Human Resources Committee for picking certain financial institutions within certain ranges (revenues, net income, total assets and market cap) but omitting others within the same ranges.

June 13, 2011

Company Response: With respect to the above Staff’s comments regarding the Peer Group Considerations section, the Compensation and Human Resources Committee has observed that, over time, consolidation in the banking industry, particularly in the northeast U.S., has limited the number of banking institutions comparable in all material respects to ours. The Committee therefore asked its consultant Frederic W. Cook & Co., Inc. (“F.W. Cook”), to advise and assist it in creating a peer group for compensation purposes, each member of which would have at least some major parameters comparable to ours. Contrary to a statement in the second bullet point under the Staff’s comment #14 regarding our election to not use a firm to assemble a peer group, the Committee asked F.W. Cook to generate a proposed list of peers which the Committee reviewed and adopted. We will enhance our disclosure in future Schedule 14A filings by discussing the degree of involvement of F.W. Cook in the process of selecting the peer group.

The Keefe, Bruyette and Woods Regional Banking Index used in the 2010 Form 10-K was, as noted under the Staff’s comment #14, used for a single purpose, comparison of total return to our common stockholders with total return to stockholders, unlike the peer group generated by F.W. Cook and approved by the Committee, which, again as noted in that comment, compared a number of our parameters, including revenues, net income, total assets and market capitalization, to those of peer group members.

As noted immediately above, our Compensation and Human Resources Committee did in fact have F.W. Cook assemble a peer group for the Committee’s review. The identities of the members of that peer group appear in Table 2 on page 26 of our proxy statement for our 2010 annual meeting of stockholders. The same procedure has been followed in each year since 2006 when F.W. Cook was first employed by the Committee. The Committee relied on the expertise and experience of F.W. Cook in establishing the peer group and selecting among financial institutions with similar parameters for inclusion in the group. As noted above, we will enhance our disclosure in our future Schedule 14A filings regarding the involvement of F.W. Cook in peer group member determinations.

Compensation Details, page 27

15.	We note that you increased compensation in 2010 for Mr. Lipkin, your Chairman, President and CEO from $929,000 in 2009 to over $2.4 million in 2010, an increase of over 162 percent, a far greater percentage than any other named executive officer. Please provide to us and undertake to [include in your future filings] the following:

•	clarification of his role in the process of setting his compensation, as required by Item 404(b)(1)(xv);

•	revision of the second, fifth and the last paragraph on page 29 to explain in greater detail, as required by Item 404(b)(1)(v), how you determined the amount to pay for each element to Mr. Lipkin; and

•	the factors you considered in deciding to increase Mr. Lipkin’s compensation materially as required by Item 404(b)(1)(ix).

Company Response: With respect to the first bullet point in Staff comment #15, we respectfully refer you to the following statement which appears near the bottom of the third page of the 2010 “Compensation Discussion and Analysis”: “In Mr. Lipkin’s case, the [Compensation and Human Resources] Committee discusses his compensation directly with him, then the Committee meets privately and in its sole discretion fixes his salary.”

June 13, 2011

With respect to the second bullet point, we respectfully submit that we have disclosed how each element of Mr. Lipkin’s pay, as well as the other NEOs, was determined under the heading Compensation Details on pages 27-29 of Schedule 14A by means of charts and narrative. In future Schedule 14A filings we will cross-reference to this section under the paragraphs referred to in your comment. We also will enhance this disclosure in our future Schedule 14A filings to specifically reflect decisions about our CEO compensation with narrative such as the following, or cross-reference to where such narrative may be found:

Mr. Lipkin’s 2008 compensation was $2,085,761, meaning that his 2009 compensation was materially reduced from the prior year, due in large part to the imposition of the TARP compensation restrictions which eliminated stock options and cash bonuses, which in 2008 for Mr. Lipkin had together been more than $725,000.

Once the TARP restrictions ceased to apply to us (i.e. after the 2009 compensation year), our Compensation Committee recognized that the low level of Mr. Lipkin’s compensation did not represent any diminution in the level of his performance as our CEO, and accordingly determined to base his 2010 compensation on the 2008 level rather than the TARP-reduced 2009 level. This determination resulted in awards of stock options and a cash bonus for 2010 in amounts very close to the respective 2008 awards.

Recognizing Mr. Lipkin’s continuing excellent job performance, notably his navigating our company through the most severe downturn in the last 80 years, he was also awarded a salary increase of approximately 50%, from $700,000 in 2009 (and 2008) to $1,077,000 in 2010. That salary increase was fixed in late 2009, when we were still subject to TARP restrictions and it was uncertain when we would be able to repay our TARP financing. Under those circumstances, a salary increase was the only method of increasing cash compensation.

With respect to the third bullet point, we respectfully submit that Mr. Lipkin’s compensation increase from 2009 to 2010 referred to in the Staff’s comment #15 above was not material under Item 402(b)(2)(ix) when considering several facts which were disclosed on pages 23 and 26 of our prior year’s Schedule 14A when the major elements of Mr. Lipkin’s compensation were increased. This is the disclosure from the Schedule 14A filed on March 12, 2010.

“In 2008, all of our named executive officers (“NEOs”) volunteered to forego any base salary increase that otherwise would have taken effect in January 2009. Also, they agreed that no equity-based incentive award (stock option or restricted stock award) should be paid. The decision by our NEOs to forego these increases and awards was based on the severe deterioration of the economy which resulted in a decline in our 2008 earnings. When we accepted TARP funds in 2008, we became subject to the executive compensation restrictions of that program, which were enhanced in 2009 and permitted only payments of salary and grants of TARP-compliant restricted stock. The result was that 2009 NEO cash compensation ranged from about 53% to 67% below 2008 levels. See Table 1 below in this discussion and analysis.

After all TARP funds were repaid in December 2009, we were no longer subject to TARP’s executive compensation restrictions. For 2010, we have substantially increased base salaries for our NEOs and we are proposing to revise our Executive Incentive Program so that it will allow us to pay tax-deductible bonuses to our NEOs in cash or stock. See “Compensation Details” below.”

June 13, 2011

Table 1: NEO Compensation Comparisons 2008 – 2009

NEO	2010 Base Salary	2009 Base Salary	2008 Total Cash Compensation (Base Salary + EIP Cash Bonus)
Gerald H. Lipkin, CEO	$1,050,000	$700,000	$700,000	+	$625,000	=	$1,325,000
Alan D. Eskow, Senior EVP	505,000	370,000	370,000	+	180,000	=	550,000
Peter Crocitto, Senior EVP	505,000	370,000	370,000	+	195,000	=	565,000
Albert L. Engel, EVP	425,000	340,000	340,000	+	170,000	=	510,000
James G. Lawrence, EVP	460,000	460,000	460,000	+	100,000	=	560,000
Robert M. Meyer, EVP	450,000	360,000	360,000	+	180,000	=	540,000

While we believe these facts were disclosed in the Schedule 14A quoted above, we will supplement this disclosure with reference to prior years in our future Schedule 14A filings when making year to year comparisons of compensation, with language such as the following.

As noted in our Proxy Statement of last year, from 2008 to 2009, Mr. Lipkin’s compensation decreased from $2,085,761 to $929,015, a decrease of $1,156,746 or more than 50% of his 2008 compensation, principally due to the restrictions on stock options and cash bonuses imposed by the Troubled Asset Relief Program (TARP) in which we were then a participant. Mr. Lipkin’s 50% compensation decrease from 2008 to 2009 is greater than the decreases of three of the other named executive officers (22%, 39% and 42%; the remaining named executive officer’s salary actually increased from 2008 to 2009.) Year 2009 was an atypical compensation year due to the TARP restrictions on compensation which prohibited two forms of executive compensation, stock options and cash bonuses. In 2008, Mr. Lipkin’s stock option grants plus his cash bonus amounted to $726,430. The following year, 2009, both were zero. It is reasonable, we believe, to assume that in the absence of the TARP restrictions he would have received a 2009 cash bonus and stock options comparable to 2008. For those reasons, we believe it is more meaningful to compare the year before, and the one following, the year in which we were subject to the TARP restrictions (i.e., compare 2008 with 2010). Comparing those years, Mr. Lipkin’s compensation increase for 2010 is just under $350,000 or 17% of his 2008 compensation. Averaging the increase over two years yields an average annual increase of just under $175,000 or 8.5% per annum.

Certain Transactions with Management, page 45

16.	Please provide to us more detail, on page 45, regarding legal fees you paid to the law firm of one of your directors, Mr. Graham Jones, and consulting fees you paid to the consulting firm of one of your directors, Ms. Guilfoile, consistent with Item 404(a) of Regulation S-K and related instructions, including, but not limited to, the following:

•	clarify whether these payments were approved during the 2010 calendar year by your Board or a committee thereof as required by your Code of Conduct;

•

the approximate dollar value of the amount of the director’s interest in the fees paid to the firm consistent with Item 404(a)(3) and Instruction 3 and state in the bullet point how much of an equity interest in the firm the director owns as required by Item 404(a)(2);

•	disclose the percentage of each firm’s gross income represented by your respective payment to each firm;

•	describe the services rendered to you and explain the differences between the services provided as a director (and for which each was paid a retainer of $30,000 you describe

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in the last paragraph on page 19 for “being able to provide their professional expertise as needed”) and those provided as a lawyer or consultant; and

•	disclose whether the terms for each, including the rate per hour, are substantially the same as those prevailing for other professionals with the same level of experience that are not related to you.

Company Response: All the fees identified in comment #16 and below were approved by the Audit and Risk Committee and the Board during the 2010 calendar year, as required by our Code of Conduct. The remainder of our response to this item is discussed with respect to Mr. Jones and Mr. Guilfoile separately below.

The following is the response to the Staff’s above comments with respect to legal fees we paid to Jones & Jones law firm of one of our directors, Mr. Graham Jones:

1.	During 2010, Valley and its customers made payments totaling $116,368 (more than 5% of entity’s gross revenue) for legal services to a law firm in which director Graham O. Jones is a partner. Mr. Jones is the sole equity partner in the firm.

2.	The $116,368 total represented approximately 13% of gross income of Jones & Jones in 2010.

3.	The fees paid by Valley to Jones & Jones are for loan closings or collection proceedings. There is no similarity between the legal services of Jones & Jones provided to Valley or its borrowers and the services provided by Graham O. Jones to Valley as director.

4.	With respect to the computation of the legal fees, those fees are substantially the same as those prevailing for other professionals with the same level of experience. With respect to loan closings, Valley sets the fees to be paid by a borrower when Jones & Jones acts as its review counsel in commercial real estate loan transactions which fees are subject to the approval of the borrower. In collection actions, this fee must be reasonable. Valley currently maintains relationships with 85 legal firms used for loan closings and loan collection efforts and Jones and Jones’ fees are comparable.

The following is the response to the above Staff’s comments with respect to consulting fees Valley paid to MG Advisors, Inc., consulting firm of one of our directors, Ms. Guilfoile:

1.	During 2010, Valley made payments totaling $201,500 (more than 5% of entity’s gross revenue) for fees pursuant to a long-standing consulting agreement with MG Advisors, Inc. MG Advisors is 100% owned by Michael Guilfoile.

2.	Valley’s annual payments to MG Advisors as a percent of the firm’s gross income has varied depending on the level of merger activity in any given year with the range being from 5% to 67% of their gross revenues. In 2010, the $201,500 payment represented approximately 40% of its gross revenues. The income from MG Advisors is not material to the financial position of Mr. Guilfoile or Ms. Guilfoile.

3.	These fees paid are considered comparable, and probably lower than other professional fees which are available to Valley. Mr. Guilfoile’s 33 years of consulting and investment banking experience in the financial services sector and his knowledge of Valley through his over 25 year association with the Company is the basis for the Board’s belief that it would be difficult to obtain as high a level of expertise as Mr. Guilfoile relative to the fees charged by his firm.

June 13, 2011

4.	The fees paid by Valley to MG Advisors are comprised of two separate services provided to Valley. First, an advisory fee in the amount of $150,000 was paid for advisory services in Valley’s acquisitions of LibertyPointe Bank and The Park Avenue Bank from the FDIC during the first quarter of 2010. Second, fees are paid for the monthly service retainer of MG Advisor’s President, Michael Guilfoile, who is available to all senior management and the board of directors on consulting or advisory matters to the Bank for strategic advisory matters, merger acquisition prospective items, and other financial transactions related to the Bank’s activities. Mary Guilfoile, the spouse of Mr. Guilfoile, does not provide any advice to Valley through MG Advisors. For ethical reasons, Mr. Guilfoile does not discuss or separately share his advice concerning Valley with his spouse in any context except Valley Board meetings. MG Advisors commenced its relationship with Valley in 1993. Ms Guilfoile joined the Valley Board in 2003 after serving in various full time positions in the financial services industry, most recently as Treasurer of JP Morgan Chase. There is no similarity between the advisory services of MG Advisors provided to Valley and the services provided by Ms. Guilfoile to Valley as director.

Certain Transactions with Management, page 45

17.	Please provide to us and undertake to include in your future filings more detail, consistent with Item 404(a) of Regulation S-K and related instructions, in the last paragraph on page 45, regarding life insurance premiums that you pay each year to an insurance company that in turn pays part of the premium as a commission to the son-in-law of your Chairman, President and CEO, including, but not limited to, the following:

•

revise the second to last sentence on page 45, to state the exact amount paid to the son-in-law this past fiscal year, the aggregate amount of commissions paid to date to the son-in-law and anticipated aggregate amount of commissions he will receive;

•	disclose whether your payments of premiums is approved by the Board each year;

•

revise the first sentence of the last paragraph on page 45, to disclose whether the amount of the premiums and the terms of the policies are substantially the same as those prevailing for comparable policies with insurance companies and brokers not related to you; and

•

explain the “arrangement” between the son in law and the insurance broker associated with the insurance company to which you refer in the second to last sentence on page 45 and whether this type of arrangement is customary in the life insurance industry.

Company Response: With respect to our payments of life insurance premiums, we will enhance our future Schedule 14A filings to address the Staff’s comments as follows (this example uses 2010 information):

In 2001, the Valley National Bank purchased $150 million of bank-owned life insurance (BOLI) from a nationally known life insurance company after a lengthy competitive selection process and substantial negotiations over policy costs and terms. The amount of the premiums and the terms of the policies are substantially the same as those prevailing for comparable policies with insurance companies and brokers not related to Valley. During 2007, the Bank purchased $75 million of additional BOLI from the same life insurance company. This purchase was also completed after a competitive selection process with other vendors. The son-in-law of Mr. Lipkin, Chairman is a licensed insurance broker who introduced us to the program offered by this nationally recognized life insurance company. Mr. Lipkin’s son-in-law was introduced to an insurance broker for the life insurance company sometime in 2000 or 2001 by a mutual friend. As is customary in the life insurance industry amongst licensed brokers, the son-in-law introduced

June 13, 2011

the broker to Valley National Bank and provided assistance during the BOLI proposal and selection process, in return for a portion of the commissions, if the life insurance company was chosen.

Mr. Lipkin was not involved with the selection and the decision-making process for the BOLI purchased by Valley. The commission payments were approved by the Audit and Risk Committee of the Board each calendar year.

In 2010, Mr. Lipkin’s son-in-law received $64,554 in insurance commissions relating to the Bank’s BOLI purchases, pursuant to the arrangement he entered into with the insurance broker associated with the insurance company. The aggregate amount of commissions paid to date (from 2001 to 2010) to the son-in-law totaled $553,837 and the anticipated aggregate amount of commissions he will receive over the next 15 years is approximately $395,000 (the compensation was structured as a declining revenue stream; for example, he would earn $11,000 in year 2025).

*******

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and

•	Valley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and
Chief Financial Officer

Exhibit A

DISCOUNTED CASH FLOW ANALYSIS SCHEDULE

In response to the Staff’s comment #10, the fourth bullet point, the following table provides the discounted cash flow analysis used to determine fair value of the trust preferred security issued by a bank holding company with the amortized cost of $30.0 million. The cash flow analysis presented below are for each quarterly reporting period between June 30, 2009 and December 31, 2010.

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
6/30/2009 Analysis
				Market Participant Perspective		Discount Rate	11.97%
06/30/09		30,000,000		(30,000,000)
08/01/09	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,273,765
02/01/10	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,201,835
08/01/10	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,133,967
02/01/11	4	30,000,000	9.00%	—	1,350,000	1,350,000	1,069,932
08/01/11	5	30,000,000	9.00%	—	1,350,000	1,350,000	1,009,513
02/01/12	6	30,000,000	9.00%	—	1,350,000	1,350,000	952,505
08/01/12	7	30,000,000	9.00%	—	1,350,000	1,350,000	898,717
02/01/13	8	30,000,000	9.00%	—	1,350,000	1,350,000	847,966
08/01/13	9	30,000,000	9.00%	—	1,350,000	1,350,000	800,081
02/01/14	10	30,000,000	9.00%	—	1,350,000	1,350,000	754,901
08/01/14	11	30,000,000	9.00%	—	1,350,000	1,350,000	712,271
02/01/15	12	30,000,000	9.00%	—	1,350,000	1,350,000	672,049
08/01/15	13	30,000,000	9.00%	—	1,350,000	1,350,000	634,098
02/01/16	14	30,000,000	9.00%	—	1,350,000	1,350,000	598,291
08/01/16	15	30,000,000	9.00%	—	1,350,000	1,350,000	564,505
02/01/17	16	30,000,000	9.00%	—	1,350,000	1,350,000	532,627
08/01/17	17	30,000,000	9.00%	—	1,350,000	1,350,000	502,550
02/01/18	18	30,000,000	9.00%	—	1,350,000	1,350,000	474,170
08/01/18	19	30,000,000	9.00%	—	1,350,000	1,350,000	447,394
02/01/19	20	30,000,000	9.00%	—	1,350,000	1,350,000	422,129
08/01/19	21	30,000,000	9.00%	—	1,350,000	1,350,000	398,292
02/01/20	22	30,000,000	9.00%	—	1,350,000	1,350,000	375,800
08/01/20	23	30,000,000	9.00%	—	1,350,000	1,350,000	354,579
02/01/21	24	30,000,000	9.00%	—	1,350,000	1,350,000	334,555
08/01/21	25	30,000,000	9.00%	—	1,350,000	1,350,000	315,663
02/01/22	26	30,000,000	9.00%	—	1,350,000	1,350,000	297,837
08/01/22	27	30,000,000	9.00%	—	1,350,000	1,350,000	281,018
02/01/23	28	30,000,000	9.00%	—	1,350,000	1,350,000	265,149
08/01/23	29	30,000,000	9.00%	—	1,350,000	1,350,000	250,176
02/01/24	30	30,000,000	9.00%	—	1,350,000	1,350,000	236,049
08/01/24	31	30,000,000	9.00%	—	1,350,000	1,350,000	222,719
02/01/25	32	30,000,000	9.00%	—	1,350,000	1,350,000	210,142
08/01/25	33	30,000,000	9.00%	—	1,350,000	1,350,000	198,275
02/01/26	34	30,000,000	9.00%	—	1,350,000	1,350,000	187,079
08/01/26	35	30,000,000	9.00%	—	1,350,000	1,350,000	176,514
02/01/27	36	30,000,000	9.00%	—	1,350,000	1,350,000	166,546
08/01/27	37	30,000,000	9.00%	—	1,350,000	1,350,000	157,141
02/01/28	38	30,000,000	9.00%	—	1,350,000	1,350,000	148,268
08/01/28	39	30,000,000	9.00%	—	1,350,000	1,350,000	139,895
02/01/29	40	30,000,000	9.00%	—	1,350,000	1,350,000	131,995
08/01/29	41	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	2,892,124

Total			9.00%	—	55,350,000	85,350,000	23,243,085

Present Value of Discounted Cash Flow (70% Weighting)							77.48
Fair Value of External Valuation (30% Weighting)							54.00
					Weighted Average Fair Value price		70.43

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
9/30/2009 Analysis
				Market Participant Perspective		Discount Rate	19.00%
09/30/09		30,000,000		(30,000,000)
02/01/10	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,232,899
08/01/10	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,125,956
02/01/11	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,028,289
08/01/11	4	30,000,000	9.00%	—	1,350,000	1,350,000	939,094
02/01/12	5	30,000,000	9.00%	—	1,350,000	1,350,000	857,636
08/01/12	6	30,000,000	9.00%	—	1,350,000	1,350,000	783,243
02/01/13	7	30,000,000	9.00%	—	1,350,000	1,350,000	715,304
08/01/13	8	30,000,000	9.00%	—	1,350,000	1,350,000	653,257
02/01/14	9	30,000,000	9.00%	—	1,350,000	1,350,000	596,593
08/01/14	10	30,000,000	9.00%	—	1,350,000	1,350,000	544,844
02/01/15	11	30,000,000	9.00%	—	1,350,000	1,350,000	497,583
08/01/15	12	30,000,000	9.00%	—	1,350,000	1,350,000	454,422
02/01/16	13	30,000,000	9.00%	—	1,350,000	1,350,000	415,005
08/01/16	14	30,000,000	9.00%	—	1,350,000	1,350,000	379,007
02/01/17	15	30,000,000	9.00%	—	1,350,000	1,350,000	346,131
08/01/17	16	30,000,000	9.00%	—	1,350,000	1,350,000	316,107
02/01/18	17	30,000,000	9.00%	—	1,350,000	1,350,000	288,688
08/01/18	18	30,000,000	9.00%	—	1,350,000	1,350,000	263,647
02/01/19	19	30,000,000	9.00%	—	1,350,000	1,350,000	240,778
08/01/19	20	30,000,000	9.00%	—	1,350,000	1,350,000	219,892
02/01/20	21	30,000,000	9.00%	—	1,350,000	1,350,000	200,819
08/01/20	22	30,000,000	9.00%	—	1,350,000	1,350,000	183,399
02/01/21	23	30,000,000	9.00%	—	1,350,000	1,350,000	167,491
08/01/21	24	30,000,000	9.00%	—	1,350,000	1,350,000	152,963
02/01/22	25	30,000,000	9.00%	—	1,350,000	1,350,000	139,694
08/01/22	26	30,000,000	9.00%	—	1,350,000	1,350,000	127,577
02/01/23	27	30,000,000	9.00%	—	1,350,000	1,350,000	116,511
08/01/23	28	30,000,000	9.00%	—	1,350,000	1,350,000	106,405
02/01/24	29	30,000,000	9.00%	—	1,350,000	1,350,000	97,175
08/01/24	30	30,000,000	9.00%	—	1,350,000	1,350,000	88,746
02/01/25	31	30,000,000	9.00%	—	1,350,000	1,350,000	81,048
08/01/25	32	30,000,000	9.00%	—	1,350,000	1,350,000	74,018
02/01/26	33	30,000,000	9.00%	—	1,350,000	1,350,000	67,597
08/01/26	34	30,000,000	9.00%	—	1,350,000	1,350,000	61,734
02/01/27	35	30,000,000	9.00%	—	1,350,000	1,350,000	56,379
08/01/27	36	30,000,000	9.00%	—	1,350,000	1,350,000	51,489
02/01/28	37	30,000,000	9.00%	—	1,350,000	1,350,000	47,022
08/01/28	38	30,000,000	9.00%	—	1,350,000	1,350,000	42,944
02/01/29	39	30,000,000	9.00%	—	1,350,000	1,350,000	39,219
08/01/29	39	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	910,744

Total			9.00%	—	54,000,000	84,000,000	14,711,348

Present Value of Discounted Cash Flow (70% Weighting)							49.04
Fair Value of External Valuation (30% Weighting)							33.33
					Weighted Average Fair Value price		44.33

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
12/31/2009 Analysis
				Market Participant Perspective		Discount Rate	17.78%
12/31/09		30,000,000		(30,000,000)
02/01/10	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,239,783
08/01/10	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,138,565
02/01/11	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,045,610
08/01/11	4	30,000,000	9.00%	—	1,350,000	1,350,000	960,244
02/01/12	5	30,000,000	9.00%	—	1,350,000	1,350,000	881,848
08/01/12	6	30,000,000	9.00%	—	1,350,000	1,350,000	809,852
02/01/13	7	30,000,000	9.00%	—	1,350,000	1,350,000	743,734
08/01/13	8	30,000,000	9.00%	—	1,350,000	1,350,000	683,014
02/01/14	9	30,000,000	9.00%	—	1,350,000	1,350,000	627,252
08/01/14	10	30,000,000	9.00%	—	1,350,000	1,350,000	576,042
02/01/15	11	30,000,000	9.00%	—	1,350,000	1,350,000	529,012
08/01/15	12	30,000,000	9.00%	—	1,350,000	1,350,000	485,823
02/01/16	13	30,000,000	9.00%	—	1,350,000	1,350,000	446,159
08/01/16	14	30,000,000	9.00%	—	1,350,000	1,350,000	409,734
02/01/17	15	30,000,000	9.00%	—	1,350,000	1,350,000	376,282
08/01/17	16	30,000,000	9.00%	—	1,350,000	1,350,000	345,562
02/01/18	17	30,000,000	9.00%	—	1,350,000	1,350,000	317,349
08/01/18	18	30,000,000	9.00%	—	1,350,000	1,350,000	291,440
02/01/19	19	30,000,000	9.00%	—	1,350,000	1,350,000	267,647
08/01/19	20	30,000,000	9.00%	—	1,350,000	1,350,000	245,795
02/01/20	21	30,000,000	9.00%	—	1,350,000	1,350,000	225,728
08/01/20	22	30,000,000	9.00%	—	1,350,000	1,350,000	207,299
02/01/21	23	30,000,000	9.00%	—	1,350,000	1,350,000	190,375
08/01/21	24	30,000,000	9.00%	—	1,350,000	1,350,000	174,832
02/01/22	25	30,000,000	9.00%	—	1,350,000	1,350,000	160,559
08/01/22	26	30,000,000	9.00%	—	1,350,000	1,350,000	147,450
02/01/23	27	30,000,000	9.00%	—	1,350,000	1,350,000	135,412
08/01/23	28	30,000,000	9.00%	—	1,350,000	1,350,000	124,357
02/01/24	29	30,000,000	9.00%	—	1,350,000	1,350,000	114,204
08/01/24	30	30,000,000	9.00%	—	1,350,000	1,350,000	104,880
02/01/25	31	30,000,000	9.00%	—	1,350,000	1,350,000	96,318
08/01/25	32	30,000,000	9.00%	—	1,350,000	1,350,000	88,454
02/01/26	33	30,000,000	9.00%	—	1,350,000	1,350,000	81,233
08/01/26	34	30,000,000	9.00%	—	1,350,000	1,350,000	74,601
02/01/27	35	30,000,000	9.00%	—	1,350,000	1,350,000	68,510
08/01/27	36	30,000,000	9.00%	—	1,350,000	1,350,000	62,917
02/01/28	37	30,000,000	9.00%	—	1,350,000	1,350,000	57,780
08/01/28	38	30,000,000	9.00%	—	1,350,000	1,350,000	53,063
02/01/29	39	30,000,000	9.00%	—	1,350,000	1,350,000	48,731
08/01/29	39	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	1,131,633

Total			9.00%	—	54,000,000	84,000,000	15,769,084

Present Value of Discounted Cash Flow (70% Weighting)							52.56
Fair Value of External Valuation (30% Weighting)							41.67
					Weighted Average Fair Value price		49.30

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
3/31/2010 Analysis
				Market Participant Perspective		Discount Rate	17.35%
03/31/10		30,000,000		(30,000,000)
08/01/10	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,242,236
02/01/11	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,143,074
08/01/11	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,051,828
02/01/12	4	30,000,000	9.00%	—	1,350,000	1,350,000	967,866
08/01/12	5	30,000,000	9.00%	—	1,350,000	1,350,000	890,606
02/01/13	6	30,000,000	9.00%	—	1,350,000	1,350,000	819,513
08/01/13	7	30,000,000	9.00%	—	1,350,000	1,350,000	754,095
02/01/14	8	30,000,000	9.00%	—	1,350,000	1,350,000	693,900
08/01/14	9	30,000,000	9.00%	—	1,350,000	1,350,000	638,509
02/01/15	10	30,000,000	9.00%	—	1,350,000	1,350,000	587,540
08/01/15	11	30,000,000	9.00%	—	1,350,000	1,350,000	540,639
02/01/16	12	30,000,000	9.00%	—	1,350,000	1,350,000	497,483
08/01/16	13	30,000,000	9.00%	—	1,350,000	1,350,000	457,771
02/01/17	14	30,000,000	9.00%	—	1,350,000	1,350,000	421,229
08/01/17	15	30,000,000	9.00%	—	1,350,000	1,350,000	387,605
02/01/18	16	30,000,000	9.00%	—	1,350,000	1,350,000	356,664
08/01/18	17	30,000,000	9.00%	—	1,350,000	1,350,000	328,193
02/01/19	18	30,000,000	9.00%	—	1,350,000	1,350,000	301,995
08/01/19	19	30,000,000	9.00%	—	1,350,000	1,350,000	277,888
02/01/20	20	30,000,000	9.00%	—	1,350,000	1,350,000	255,706
08/01/20	21	30,000,000	9.00%	—	1,350,000	1,350,000	235,294
02/01/21	22	30,000,000	9.00%	—	1,350,000	1,350,000	216,512
08/01/21	23	30,000,000	9.00%	—	1,350,000	1,350,000	199,229
02/01/22	24	30,000,000	9.00%	—	1,350,000	1,350,000	183,325
08/01/22	25	30,000,000	9.00%	—	1,350,000	1,350,000	168,691
02/01/23	26	30,000,000	9.00%	—	1,350,000	1,350,000	155,225
08/01/23	27	30,000,000	9.00%	—	1,350,000	1,350,000	142,835
02/01/24	28	30,000,000	9.00%	—	1,350,000	1,350,000	131,433
08/01/24	29	30,000,000	9.00%	—	1,350,000	1,350,000	120,941
02/01/25	30	30,000,000	9.00%	—	1,350,000	1,350,000	111,287
08/01/25	31	30,000,000	9.00%	—	1,350,000	1,350,000	102,403
02/01/26	32	30,000,000	9.00%	—	1,350,000	1,350,000	94,229
08/01/26	33	30,000,000	9.00%	—	1,350,000	1,350,000	86,707
02/01/27	34	30,000,000	9.00%	—	1,350,000	1,350,000	79,786
08/01/27	35	30,000,000	9.00%	—	1,350,000	1,350,000	73,417
02/01/28	36	30,000,000	9.00%	—	1,350,000	1,350,000	67,556
08/01/28	37	30,000,000	9.00%	—	1,350,000	1,350,000	62,164
02/01/29	38	30,000,000	9.00%	—	1,350,000	1,350,000	57,201
08/01/29	39	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	1,222,310

Total			9.00%	—	52,650,000	82,650,000	16,124,886

Present Value of Discounted Cash Flow (70% Weighting)							53.75
Fair Value of External Valuation (30% Weighting)							35.00
					Weighted Average Fair Value price		48.12

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
6/30/2010 Analysis
				Market Participant Perspective		Discount Rate	17.73%
06/30/10		30,000,000		(30,000,000)
08/01/10	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,240,068
02/01/11	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,139,088
08/01/11	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,046,331
02/01/12	4	30,000,000	9.00%	—	1,350,000	1,350,000	961,127
08/01/12	5	30,000,000	9.00%	—	1,350,000	1,350,000	882,861
02/01/13	6	30,000,000	9.00%	—	1,350,000	1,350,000	810,969
08/01/13	7	30,000,000	9.00%	—	1,350,000	1,350,000	744,931
02/01/14	8	30,000,000	9.00%	—	1,350,000	1,350,000	684,270
08/01/14	9	30,000,000	9.00%	—	1,350,000	1,350,000	628,549
02/01/15	10	30,000,000	9.00%	—	1,350,000	1,350,000	577,366
08/01/15	11	30,000,000	9.00%	—	1,350,000	1,350,000	530,350
02/01/16	12	30,000,000	9.00%	—	1,350,000	1,350,000	487,163
08/01/16	13	30,000,000	9.00%	—	1,350,000	1,350,000	447,493
02/01/17	14	30,000,000	9.00%	—	1,350,000	1,350,000	411,053
08/01/17	15	30,000,000	9.00%	—	1,350,000	1,350,000	377,581
02/01/18	16	30,000,000	9.00%	—	1,350,000	1,350,000	346,834
08/01/18	17	30,000,000	9.00%	—	1,350,000	1,350,000	318,591
02/01/19	18	30,000,000	9.00%	—	1,350,000	1,350,000	292,647
08/01/19	19	30,000,000	9.00%	—	1,350,000	1,350,000	268,817
02/01/20	20	30,000,000	9.00%	—	1,350,000	1,350,000	246,927
08/01/20	21	30,000,000	9.00%	—	1,350,000	1,350,000	226,819
02/01/21	22	30,000,000	9.00%	—	1,350,000	1,350,000	208,349
08/01/21	23	30,000,000	9.00%	—	1,350,000	1,350,000	191,383
02/01/22	24	30,000,000	9.00%	—	1,350,000	1,350,000	175,798
08/01/22	25	30,000,000	9.00%	—	1,350,000	1,350,000	161,483
02/01/23	26	30,000,000	9.00%	—	1,350,000	1,350,000	148,333
08/01/23	27	30,000,000	9.00%	—	1,350,000	1,350,000	136,254
02/01/24	28	30,000,000	9.00%	—	1,350,000	1,350,000	125,159
08/01/24	29	30,000,000	9.00%	—	1,350,000	1,350,000	114,967
02/01/25	30	30,000,000	9.00%	—	1,350,000	1,350,000	105,605
08/01/25	31	30,000,000	9.00%	—	1,350,000	1,350,000	97,006
02/01/26	32	30,000,000	9.00%	—	1,350,000	1,350,000	89,106
08/01/26	33	30,000,000	9.00%	—	1,350,000	1,350,000	81,850
02/01/27	34	30,000,000	9.00%	—	1,350,000	1,350,000	75,185
08/01/27	35	30,000,000	9.00%	—	1,350,000	1,350,000	69,063
02/01/28	36	30,000,000	9.00%	—	1,350,000	1,350,000	63,439
08/01/28	37	30,000,000	9.00%	—	1,350,000	1,350,000	58,273
02/01/29	38	30,000,000	9.00%	—	1,350,000	1,350,000	53,528
08/01/29	39	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	1,141,812

Total			9.00%	—	52,650,000	82,650,000	15,766,428

Present Value of Discounted Cash Flow (70% Weighting)							52.55
Fair Value of External Valuation (30% Weighting)							35.00
					Weighted Average Fair Value price		47.29

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
9/30/2010 Analysis
				Market Participant Perspective		Discount Rate	20.34%
09/30/10		30,000,000		(30,000,000)
02/01/11	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,225,379
08/01/11	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,112,262
02/01/12	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,009,587
08/01/12	4	30,000,000	9.00%	—	1,350,000	1,350,000	916,390
02/01/13	5	30,000,000	9.00%	—	1,350,000	1,350,000	831,796
08/01/13	6	30,000,000	9.00%	—	1,350,000	1,350,000	755,012
02/01/14	7	30,000,000	9.00%	—	1,350,000	1,350,000	685,315
08/01/14	8	30,000,000	9.00%	—	1,350,000	1,350,000	622,052
02/01/15	9	30,000,000	9.00%	—	1,350,000	1,350,000	564,630
08/01/15	10	30,000,000	9.00%	—	1,350,000	1,350,000	512,508
02/01/16	11	30,000,000	9.00%	—	1,350,000	1,350,000	465,197
08/01/16	12	30,000,000	9.00%	—	1,350,000	1,350,000	422,254
02/01/17	13	30,000,000	9.00%	—	1,350,000	1,350,000	383,275
08/01/17	14	30,000,000	9.00%	—	1,350,000	1,350,000	347,894
02/01/18	15	30,000,000	9.00%	—	1,350,000	1,350,000	315,779
08/01/18	16	30,000,000	9.00%	—	1,350,000	1,350,000	286,629
02/01/19	17	30,000,000	9.00%	—	1,350,000	1,350,000	260,170
08/01/19	18	30,000,000	9.00%	—	1,350,000	1,350,000	236,153
02/01/20	19	30,000,000	9.00%	—	1,350,000	1,350,000	214,353
08/01/20	20	30,000,000	9.00%	—	1,350,000	1,350,000	194,566
02/01/21	21	30,000,000	9.00%	—	1,350,000	1,350,000	176,605
08/01/21	22	30,000,000	9.00%	—	1,350,000	1,350,000	160,302
02/01/22	23	30,000,000	9.00%	—	1,350,000	1,350,000	145,505
08/01/22	24	30,000,000	9.00%	—	1,350,000	1,350,000	132,073
02/01/23	25	30,000,000	9.00%	—	1,350,000	1,350,000	119,881
08/01/23	26	30,000,000	9.00%	—	1,350,000	1,350,000	108,814
02/01/24	27	30,000,000	9.00%	—	1,350,000	1,350,000	98,770
08/01/24	28	30,000,000	9.00%	—	1,350,000	1,350,000	89,652
02/01/25	29	30,000,000	9.00%	—	1,350,000	1,350,000	81,376
08/01/25	30	30,000,000	9.00%	—	1,350,000	1,350,000	73,864
02/01/26	31	30,000,000	9.00%	—	1,350,000	1,350,000	67,046
08/01/26	32	30,000,000	9.00%	—	1,350,000	1,350,000	60,856
02/01/27	33	30,000,000	9.00%	—	1,350,000	1,350,000	55,239
08/01/27	34	30,000,000	9.00%	—	1,350,000	1,350,000	50,139
02/01/28	35	30,000,000	9.00%	—	1,350,000	1,350,000	45,511
08/01/28	36	30,000,000	9.00%	—	1,350,000	1,350,000	41,310
02/01/29	37	30,000,000	9.00%	—	1,350,000	1,350,000	37,496
08/01/29	38	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	790,370

Total			9.00%	—	51,300,000	81,300,000	13,696,010

Present Value of Discounted Cash Flow (70% Weighting)							45.65
Fair Value of External Valuation (30% Weighting)							29.00
					Weighted Average Fair Value price		40.66

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
12/31/2010 Analysis
				Market Participant Perspective		Discount Rate	20.07%
12/31/10		30,000,000		(30,000,000)
02/01/11	1	30,000,000	9.00%	—	1,350,000	1,350,000	1,226,882
08/01/11	2	30,000,000	9.00%	—	1,350,000	1,350,000	1,114,993
02/01/12	3	30,000,000	9.00%	—	1,350,000	1,350,000	1,013,307
08/01/12	4	30,000,000	9.00%	—	1,350,000	1,350,000	920,896
02/01/13	5	30,000,000	9.00%	—	1,350,000	1,350,000	836,911
08/01/13	6	30,000,000	9.00%	—	1,350,000	1,350,000	760,587
02/01/14	7	30,000,000	9.00%	—	1,350,000	1,350,000	691,222
08/01/14	8	30,000,000	9.00%	—	1,350,000	1,350,000	628,184
02/01/15	9	30,000,000	9.00%	—	1,350,000	1,350,000	570,895
08/01/15	10	30,000,000	9.00%	—	1,350,000	1,350,000	518,830
02/01/16	11	30,000,000	9.00%	—	1,350,000	1,350,000	471,514
08/01/16	12	30,000,000	9.00%	—	1,350,000	1,350,000	428,513
02/01/17	13	30,000,000	9.00%	—	1,350,000	1,350,000	389,433
08/01/17	14	30,000,000	9.00%	—	1,350,000	1,350,000	353,917
02/01/18	15	30,000,000	9.00%	—	1,350,000	1,350,000	321,641
08/01/18	16	30,000,000	9.00%	—	1,350,000	1,350,000	292,308
02/01/19	17	30,000,000	9.00%	—	1,350,000	1,350,000	265,650
08/01/19	18	30,000,000	9.00%	—	1,350,000	1,350,000	241,423
02/01/20	19	30,000,000	9.00%	—	1,350,000	1,350,000	219,406
08/01/20	20	30,000,000	9.00%	—	1,350,000	1,350,000	199,396
02/01/21	21	30,000,000	9.00%	—	1,350,000	1,350,000	181,212
08/01/21	22	30,000,000	9.00%	—	1,350,000	1,350,000	164,685
02/01/22	23	30,000,000	9.00%	—	1,350,000	1,350,000	149,666
08/01/22	24	30,000,000	9.00%	—	1,350,000	1,350,000	136,017
02/01/23	25	30,000,000	9.00%	—	1,350,000	1,350,000	123,613
08/01/23	26	30,000,000	9.00%	—	1,350,000	1,350,000	112,339
02/01/24	27	30,000,000	9.00%	—	1,350,000	1,350,000	102,094
08/01/24	28	30,000,000	9.00%	—	1,350,000	1,350,000	92,783
02/01/25	29	30,000,000	9.00%	—	1,350,000	1,350,000	84,322
08/01/25	30	30,000,000	9.00%	—	1,350,000	1,350,000	76,632
02/01/26	31	30,000,000	9.00%	—	1,350,000	1,350,000	69,643
08/01/26	32	30,000,000	9.00%	—	1,350,000	1,350,000	63,292
02/01/27	33	30,000,000	9.00%	—	1,350,000	1,350,000	57,520
08/01/27	34	30,000,000	9.00%	—	1,350,000	1,350,000	52,274
02/01/28	35	30,000,000	9.00%	—	1,350,000	1,350,000	47,507
08/01/28	36	30,000,000	9.00%	—	1,350,000	1,350,000	43,174
02/01/29	37	30,000,000	9.00%	—	1,350,000	1,350,000	39,237
08/01/29	38	30,000,000	9.00%	30,000,000	1,350,000	31,350,000	828,067

Total			9.00%	—	51,300,000	81,300,000	13,889,983

Present Value of Discounted Cash Flow (70% Weighting)							46.30
Fair Value of External Valuation (30% Weighting)							29.00

					Weighted Average Fair Value price		41.11

Exhibit B

DISCOUNTED CASH FLOW ANALYSIS SCHEDULE

In response to the Staff’s comment #10, the fourth bullet point, the following table provides the discounted cash flow analysis used to determine fair value of the trust preferred security issued by a bank holding company with the amortized cost of $25.0 million. The cash flow analysis presented below are for each quarterly reporting period between June 30, 2009 and December 31, 2010.

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
6/30/2009 Analysis
				Market Participant Perspective		Discount Rate	9.80%
06/30/09		25,000,000		(25,000,000)
07/01/09	1	25,000,000	3.69%	—	230,625	230,625	225,113
10/01/09	2	25,000,000	3.69%	—	230,625	230,625	219,732
01/01/10	3	25,000,000	3.69%	—	230,625	230,625	214,480
04/01/10	4	25,000,000	3.69%	—	230,625	230,625	209,353
07/01/10	5	25,000,000	3.69%	—	230,625	230,625	204,349
10/01/10	6	25,000,000	3.69%	—	230,625	230,625	199,465
01/01/11	7	25,000,000	3.69%	—	230,625	230,625	194,697
04/01/11	8	25,000,000	3.69%	—	230,625	230,625	190,044
07/01/11	9	25,000,000	3.69%	—	230,625	230,625	185,501
10/01/11	10	25,000,000	3.69%	—	230,625	230,625	181,067
01/01/12	11	25,000,000	3.69%	—	230,625	230,625	176,739
04/01/12	12	25,000,000	3.69%	—	230,625	230,625	172,515
07/01/12	13	25,000,000	3.69%	—	230,625	230,625	168,391
10/01/12	14	25,000,000	3.69%	—	230,625	230,625	164,366
01/01/13	15	25,000,000	3.69%	—	230,625	230,625	160,438
04/01/13	16	25,000,000	3.69%	—	230,625	230,625	156,603
07/01/13	17	25,000,000	3.69%	—	230,625	230,625	152,860
10/01/13	18	25,000,000	3.69%	—	230,625	230,625	149,206
01/01/14	19	25,000,000	3.69%	—	230,625	230,625	145,640
04/01/14	20	25,000,000	3.69%	—	230,625	230,625	142,159
07/01/14	21	25,000,000	3.69%	—	230,625	230,625	138,761
10/01/14	22	25,000,000	3.69%	—	230,625	230,625	135,444
01/01/15	23	25,000,000	3.69%	—	230,625	230,625	132,207
04/01/15	24	25,000,000	3.69%	—	230,625	230,625	129,047
07/01/15	25	25,000,000	3.69%	—	230,625	230,625	125,962
10/01/15	26	25,000,000	3.69%	—	230,625	230,625	122,951
01/01/16	27	25,000,000	3.69%	—	230,625	230,625	120,012
04/01/16	28	25,000,000	3.69%	—	230,625	230,625	117,144
07/01/16	29	25,000,000	3.69%	—	230,625	230,625	114,344
10/01/16	30	25,000,000	3.69%	—	230,625	230,625	111,611
01/01/17	31	25,000,000	3.69%	—	230,625	230,625	108,943
04/01/17	32	25,000,000	3.69%	—	230,625	230,625	106,339
07/01/17	33	25,000,000	3.69%	—	230,625	230,625	103,797
10/01/17	34	25,000,000	3.69%	—	230,625	230,625	101,316
01/01/18	35	25,000,000	3.69%	—	230,625	230,625	98,895
04/01/18	36	25,000,000	3.69%	—	230,625	230,625	96,531
07/01/18	37	25,000,000	3.69%	—	230,625	230,625	94,224
10/01/18	38	25,000,000	3.69%	—	230,625	230,625	91,971
01/01/19	39	25,000,000	3.69%	—	230,625	230,625	89,773
04/01/19	40	25,000,000	3.69%	—	230,625	230,625	87,627
07/01/19	41	25,000,000	3.69%	—	230,625	230,625	85,533
10/01/19	42	25,000,000	3.69%	—	230,625	230,625	83,488
01/01/20	43	25,000,000	3.69%	—	230,625	230,625	81,493
04/01/20	44	25,000,000	3.69%	—	230,625	230,625	79,545
07/01/20	45	25,000,000	3.69%	—	230,625	230,625	77,644
10/01/20	46	25,000,000	3.69%	—	230,625	230,625	75,788
01/01/21	47	25,000,000	3.69%	—	230,625	230,625	73,976
04/01/21	48	25,000,000	3.69%	—	230,625	230,625	72,208
07/01/21	49	25,000,000	3.69%	—	230,625	230,625	70,482

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
10/01/21	50	25,000,000	3.69%	—	230,625	230,625	68,798
01/01/22	51	25,000,000	3.69%	—	230,625	230,625	67,153
04/01/22	52	25,000,000	3.69%	—	230,625	230,625	65,548
07/01/22	53	25,000,000	3.69%	—	230,625	230,625	63,981
10/01/22	54	25,000,000	3.69%	—	230,625	230,625	62,452
01/01/23	55	25,000,000	3.69%	—	230,625	230,625	60,959
04/01/23	56	25,000,000	3.69%	—	230,625	230,625	59,502
07/01/23	57	25,000,000	3.69%	—	230,625	230,625	58,080
10/01/23	58	25,000,000	3.69%	—	230,625	230,625	56,692
01/01/24	59	25,000,000	3.69%	—	230,625	230,625	55,337
04/01/24	60	25,000,000	3.69%	—	230,625	230,625	54,014
07/01/24	61	25,000,000	3.69%	—	230,625	230,625	52,723
10/01/24	62	25,000,000	3.69%	—	230,625	230,625	51,463
01/01/25	63	25,000,000	3.69%	—	230,625	230,625	50,233
04/01/25	64	25,000,000	3.69%	—	230,625	230,625	49,032
07/01/25	65	25,000,000	3.69%	—	230,625	230,625	47,860
10/01/25	66	25,000,000	3.69%	—	230,625	230,625	46,716
01/01/26	67	25,000,000	3.69%	—	230,625	230,625	45,599
04/01/26	68	25,000,000	3.69%	—	230,625	230,625	44,510
07/01/26	69	25,000,000	3.69%	—	230,625	230,625	43,446
10/01/26	70	25,000,000	3.69%	—	230,625	230,625	42,407
01/01/27	71	25,000,000	3.69%	—	230,625	230,625	41,394
04/01/27	72	25,000,000	3.69%	—	230,625	230,625	40,404
07/01/27	73	25,000,000	3.69%	—	230,625	230,625	39,438
10/01/27	74	25,000,000	3.69%	—	230,625	230,625	38,496
01/01/28	75	25,000,000	3.69%	—	230,625	230,625	37,576
04/01/28	76	25,000,000	3.69%	—	230,625	230,625	36,678
07/01/28	77	25,000,000	3.69%	—	230,625	230,625	35,801
10/01/28	78	25,000,000	3.69%	—	230,625	230,625	34,945
01/01/29	79	25,000,000	3.69%	—	230,625	230,625	34,110
04/01/29	80	25,000,000	3.69%	—	230,625	230,625	33,295
07/01/29	81	25,000,000	3.69%	—	230,625	230,625	32,499
10/01/29	82	25,000,000	3.69%	—	230,625	230,625	31,722
01/01/30	83	25,000,000	3.69%	—	230,625	230,625	30,964
04/01/30	84	25,000,000	3.69%	—	230,625	230,625	30,224
07/01/30	85	25,000,000	3.69%	—	230,625	230,625	29,501
10/01/30	86	25,000,000	3.69%	—	230,625	230,625	28,796
01/01/31	87	25,000,000	3.69%	—	230,625	230,625	28,108
04/01/31	88	25,000,000	3.69%	—	230,625	230,625	27,436
07/01/31	89	25,000,000	3.69%	—	230,625	230,625	26,780
10/01/31	90	25,000,000	3.69%	—	230,625	230,625	26,140
01/01/32	91	25,000,000	3.69%	—	230,625	230,625	25,515
04/01/32	92	25,000,000	3.69%	—	230,625	230,625	24,905
07/01/32	93	25,000,000	3.69%	—	230,625	230,625	24,310
10/01/32	94	25,000,000	3.69%	—	230,625	230,625	23,729
01/01/33	95	25,000,000	3.69%	—	230,625	230,625	23,162
04/01/33	96	25,000,000	3.69%	—	230,625	230,625	22,608
07/01/33	97	25,000,000	3.69%	—	230,625	230,625	22,068
10/01/33	98	25,000,000	3.69%	—	230,625	230,625	21,540
01/01/34	99	25,000,000	3.69%	—	230,625	230,625	21,026
04/01/34	100	25,000,000	3.69%	25,000,000	230,625	25,230,625	2,245,234

Total			3.69%	—	23,062,500	48,062,500	10,804,682

Present Value of Discounted Cash Flow (70% Weighting)							43.22
Fair Value of External Valuation (30% Weighting)							36.00
					Weighted Average Fair Value price		41.05

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
9/30/2009 Analysis
				Market Participant Perspective		Discount Rate	15.85%
09/30/09		25,000,000		(25,000,000)
10/01/09	1	25,000,000	3.69%	—	230,625	230,625	221,837
01/01/10	2	25,000,000	3.69%	—	230,625	230,625	213,384
04/01/10	3	25,000,000	3.69%	—	230,625	230,625	205,252
07/01/10	4	25,000,000	3.69%	—	230,625	230,625	197,431
10/01/10	5	25,000,000	3.69%	—	230,625	230,625	189,908
01/01/11	6	25,000,000	3.69%	—	230,625	230,625	182,671
04/01/11	7	25,000,000	3.69%	—	230,625	230,625	175,711
07/01/11	8	25,000,000	3.69%	—	230,625	230,625	169,015
10/01/11	9	25,000,000	3.69%	—	230,625	230,625	162,575
01/01/12	10	25,000,000	3.69%	—	230,625	230,625	156,380
04/01/12	11	25,000,000	3.69%	—	230,625	230,625	150,421
07/01/12	12	25,000,000	3.69%	—	230,625	230,625	144,689
10/01/12	13	25,000,000	3.69%	—	230,625	230,625	139,175
01/01/13	14	25,000,000	3.69%	—	230,625	230,625	133,872
04/01/13	15	25,000,000	3.69%	—	230,625	230,625	128,771
07/01/13	16	25,000,000	3.69%	—	230,625	230,625	123,864
10/01/13	17	25,000,000	3.69%	—	230,625	230,625	119,144
01/01/14	18	25,000,000	3.69%	—	230,625	230,625	114,604
04/01/14	19	25,000,000	3.69%	—	230,625	230,625	110,237
07/01/14	20	25,000,000	3.69%	—	230,625	230,625	106,036
10/01/14	21	25,000,000	3.69%	—	230,625	230,625	101,995
01/01/15	22	25,000,000	3.69%	—	230,625	230,625	98,109
04/01/15	23	25,000,000	3.69%	—	230,625	230,625	94,370
07/01/15	24	25,000,000	3.69%	—	230,625	230,625	90,774
10/01/15	25	25,000,000	3.69%	—	230,625	230,625	87,315
01/01/16	26	25,000,000	3.69%	—	230,625	230,625	83,988
04/01/16	27	25,000,000	3.69%	—	230,625	230,625	80,788
07/01/16	28	25,000,000	3.69%	—	230,625	230,625	77,709
10/01/16	29	25,000,000	3.69%	—	230,625	230,625	74,748
01/01/17	30	25,000,000	3.69%	—	230,625	230,625	71,900
04/01/17	31	25,000,000	3.69%	—	230,625	230,625	69,160
07/01/17	32	25,000,000	3.69%	—	230,625	230,625	66,524
10/01/17	33	25,000,000	3.69%	—	230,625	230,625	63,990
01/01/18	34	25,000,000	3.69%	—	230,625	230,625	61,551
04/01/18	35	25,000,000	3.69%	—	230,625	230,625	59,206
07/01/18	36	25,000,000	3.69%	—	230,625	230,625	56,950
10/01/18	37	25,000,000	3.69%	—	230,625	230,625	54,780
01/01/19	38	25,000,000	3.69%	—	230,625	230,625	52,692
04/01/19	39	25,000,000	3.69%	—	230,625	230,625	50,684
07/01/19	40	25,000,000	3.69%	—	230,625	230,625	48,753
10/01/19	41	25,000,000	3.69%	—	230,625	230,625	46,895
01/01/20	42	25,000,000	3.69%	—	230,625	230,625	45,108
04/01/20	43	25,000,000	3.69%	—	230,625	230,625	43,389
07/01/20	44	25,000,000	3.69%	—	230,625	230,625	41,736
10/01/20	45	25,000,000	3.69%	—	230,625	230,625	40,146
01/01/21	46	25,000,000	3.69%	—	230,625	230,625	38,616
04/01/21	47	25,000,000	3.69%	—	230,625	230,625	37,144
07/01/21	48	25,000,000	3.69%	—	230,625	230,625	35,729
10/01/21	49	25,000,000	3.69%	—	230,625	230,625	34,367
01/01/22	50	25,000,000	3.69%	—	230,625	230,625	33,058
04/01/22	51	25,000,000	3.69%	—	230,625	230,625	31,798
07/01/22	52	25,000,000	3.69%	—	230,625	230,625	30,586
10/01/22	53	25,000,000	3.69%	—	230,625	230,625	29,421
01/01/23	54	25,000,000	3.69%	—	230,625	230,625	28,300
04/01/23	55	25,000,000	3.69%	—	230,625	230,625	27,221
07/01/23	56	25,000,000	3.69%	—	230,625	230,625	26,184
10/01/23	57	25,000,000	3.69%	—	230,625	230,625	25,186
01/01/24	58	25,000,000	3.69%	—	230,625	230,625	24,227
04/01/24	59	25,000,000	3.69%	—	230,625	230,625	23,303
07/01/24	60	25,000,000	3.69%	—	230,625	230,625	22,415

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
10/01/24	61	25,000,000	3.69%	—	230,625	230,625	21,561
01/01/25	62	25,000,000	3.69%	—	230,625	230,625	20,740
04/01/25	63	25,000,000	3.69%	—	230,625	230,625	19,949
07/01/25	64	25,000,000	3.69%	—	230,625	230,625	19,189
10/01/25	65	25,000,000	3.69%	—	230,625	230,625	18,458
01/01/26	66	25,000,000	3.69%	—	230,625	230,625	17,755
04/01/26	67	25,000,000	3.69%	—	230,625	230,625	17,078
07/01/26	68	25,000,000	3.69%	—	230,625	230,625	16,427
10/01/26	69	25,000,000	3.69%	—	230,625	230,625	15,801
01/01/27	70	25,000,000	3.69%	—	230,625	230,625	15,199
04/01/27	71	25,000,000	3.69%	—	230,625	230,625	14,620
07/01/27	72	25,000,000	3.69%	—	230,625	230,625	14,063
10/01/27	73	25,000,000	3.69%	—	230,625	230,625	13,527
01/01/28	74	25,000,000	3.69%	—	230,625	230,625	13,012
04/01/28	75	25,000,000	3.69%	—	230,625	230,625	12,516
07/01/28	76	25,000,000	3.69%	—	230,625	230,625	12,039
10/01/28	77	25,000,000	3.69%	—	230,625	230,625	11,580
01/01/29	78	25,000,000	3.69%	—	230,625	230,625	11,139
04/01/29	79	25,000,000	3.69%	—	230,625	230,625	10,714
07/01/29	80	25,000,000	3.69%	—	230,625	230,625	10,306
10/01/29	81	25,000,000	3.69%	—	230,625	230,625	9,913
01/01/30	82	25,000,000	3.69%	—	230,625	230,625	9,536
04/01/30	83	25,000,000	3.69%	—	230,625	230,625	9,172
07/01/30	84	25,000,000	3.69%	—	230,625	230,625	8,823
10/01/30	85	25,000,000	3.69%	—	230,625	230,625	8,487
01/01/31	86	25,000,000	3.69%	—	230,625	230,625	8,163
04/01/31	87	25,000,000	3.69%	—	230,625	230,625	7,852
07/01/31	88	25,000,000	3.69%	—	230,625	230,625	7,553
10/01/31	89	25,000,000	3.69%	—	230,625	230,625	7,265
01/01/32	90	25,000,000	3.69%	—	230,625	230,625	6,988
04/01/32	91	25,000,000	3.69%	—	230,625	230,625	6,722
07/01/32	92	25,000,000	3.69%	—	230,625	230,625	6,466
10/01/32	93	25,000,000	3.69%	—	230,625	230,625	6,219
01/01/33	94	25,000,000	3.69%	—	230,625	230,625	5,982
04/01/33	95	25,000,000	3.69%	—	230,625	230,625	5,754
07/01/33	96	25,000,000	3.69%	—	230,625	230,625	5,535
10/01/33	97	25,000,000	3.69%	—	230,625	230,625	5,324
01/01/34	98	25,000,000	3.69%	—	230,625	230,625	5,121
04/01/34	99	25,000,000	3.69%	25,000,000	230,625	25,230,625	538,934

Total			3.69%	—	22,831,875	47,831,875	6,231,274

Present Value of Discounted Cash Flow (70% Weighting)							24.93
Fair Value of External Valuation (30% Weighting)							18.33
					Weighted Average Fair Value price		22.95

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
12/31/2009 Analysis
				Market Participant Perspective		Discount Rate	13.68%
12/31/09		25,000,000		(25,000,000)
01/01/10	1	25,000,000	2.79%	—	174,356	174,356	168,589
04/01/10	2	25,000,000	2.79%	—	174,356	174,356	163,013
07/01/10	3	25,000,000	2.79%	—	174,356	174,356	157,622
10/01/10	4	25,000,000	2.79%	—	174,356	174,356	152,409
01/01/11	5	25,000,000	2.79%	—	174,356	174,356	147,368
04/01/11	6	25,000,000	2.79%	—	174,356	174,356	142,494
07/01/11	7	25,000,000	2.79%	—	174,356	174,356	137,781
10/01/11	8	25,000,000	2.79%	—	174,356	174,356	133,224
01/01/12	9	25,000,000	2.79%	—	174,356	174,356	128,818
04/01/12	10	25,000,000	2.79%	—	174,356	174,356	124,557
07/01/12	11	25,000,000	2.79%	—	174,356	174,356	120,438
10/01/12	12	25,000,000	2.79%	—	174,356	174,356	116,455
01/01/13	13	25,000,000	2.79%	—	174,356	174,356	112,603
04/01/13	14	25,000,000	2.79%	—	174,356	174,356	108,879
07/01/13	15	25,000,000	2.79%	—	174,356	174,356	105,278
10/01/13	16	25,000,000	2.79%	—	174,356	174,356	101,796
01/01/14	17	25,000,000	2.79%	—	174,356	174,356	98,429
04/01/14	18	25,000,000	2.79%	—	174,356	174,356	95,174
07/01/14	19	25,000,000	2.79%	—	174,356	174,356	92,026
10/01/14	20	25,000,000	2.79%	—	174,356	174,356	88,982
01/01/15	21	25,000,000	2.79%	—	174,356	174,356	86,039
04/01/15	22	25,000,000	2.79%	—	174,356	174,356	83,194
07/01/15	23	25,000,000	2.79%	—	174,356	174,356	80,442
10/01/15	24	25,000,000	2.79%	—	174,356	174,356	77,782
01/01/16	25	25,000,000	2.79%	—	174,356	174,356	75,209
04/01/16	26	25,000,000	2.79%	—	174,356	174,356	72,722
07/01/16	27	25,000,000	2.79%	—	174,356	174,356	70,316
10/01/16	28	25,000,000	2.79%	—	174,356	174,356	67,991
01/01/17	29	25,000,000	2.79%	—	174,356	174,356	65,742
04/01/17	30	25,000,000	2.79%	—	174,356	174,356	63,568
07/01/17	31	25,000,000	2.79%	—	174,356	174,356	61,465
10/01/17	32	25,000,000	2.79%	—	174,356	174,356	59,432
01/01/18	33	25,000,000	2.79%	—	174,356	174,356	57,467
04/01/18	34	25,000,000	2.79%	—	174,356	174,356	55,566
07/01/18	35	25,000,000	2.79%	—	174,356	174,356	53,728
10/01/18	36	25,000,000	2.79%	—	174,356	174,356	51,951
01/01/19	37	25,000,000	2.79%	—	174,356	174,356	50,233
04/01/19	38	25,000,000	2.79%	—	174,356	174,356	48,572
07/01/19	39	25,000,000	2.79%	—	174,356	174,356	46,965
10/01/19	40	25,000,000	2.79%	—	174,356	174,356	45,412
01/01/20	41	25,000,000	2.79%	—	174,356	174,356	43,910
04/01/20	42	25,000,000	2.79%	—	174,356	174,356	42,458
07/01/20	43	25,000,000	2.79%	—	174,356	174,356	41,054
10/01/20	44	25,000,000	2.79%	—	174,356	174,356	39,696
01/01/21	45	25,000,000	2.79%	—	174,356	174,356	38,383
04/01/21	46	25,000,000	2.79%	—	174,356	174,356	37,113
07/01/21	47	25,000,000	2.79%	—	174,356	174,356	35,886
10/01/21	48	25,000,000	2.79%	—	174,356	174,356	34,699
01/01/22	49	25,000,000	2.79%	—	174,356	174,356	33,551
04/01/22	50	25,000,000	2.79%	—	174,356	174,356	32,442
07/01/22	51	25,000,000	2.79%	—	174,356	174,356	31,369
10/01/22	52	25,000,000	2.79%	—	174,356	174,356	30,331
01/01/23	53	25,000,000	2.79%	—	174,356	174,356	29,328
04/01/23	54	25,000,000	2.79%	—	174,356	174,356	28,358
07/01/23	55	25,000,000	2.79%	—	174,356	174,356	27,420
10/01/23	56	25,000,000	2.79%	—	174,356	174,356	26,513
01/01/24	57	25,000,000	2.79%	—	174,356	174,356	25,636
04/01/24	58	25,000,000	2.79%	—	174,356	174,356	24,789
07/01/24	59	25,000,000	2.79%	—	174,356	174,356	23,969
10/01/24	60	25,000,000	2.79%	—	174,356	174,356	23,176

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
01/01/25	61	25,000,000	2.79%	—	174,356	174,356	22,409
04/01/25	62	25,000,000	2.79%	—	174,356	174,356	21,668
07/01/25	63	25,000,000	2.79%	—	174,356	174,356	20,952
10/01/25	64	25,000,000	2.79%	—	174,356	174,356	20,259
01/01/26	65	25,000,000	2.79%	—	174,356	174,356	19,589
04/01/26	66	25,000,000	2.79%	—	174,356	174,356	18,941
07/01/26	67	25,000,000	2.79%	—	174,356	174,356	18,314
10/01/26	68	25,000,000	2.79%	—	174,356	174,356	17,709
01/01/27	69	25,000,000	2.79%	—	174,356	174,356	17,123
04/01/27	70	25,000,000	2.79%	—	174,356	174,356	16,557
07/01/27	71	25,000,000	2.79%	—	174,356	174,356	16,009
10/01/27	72	25,000,000	2.79%	—	174,356	174,356	15,480
01/01/28	73	25,000,000	2.79%	—	174,356	174,356	14,968
04/01/28	74	25,000,000	2.79%	—	174,356	174,356	14,473
07/01/28	75	25,000,000	2.79%	—	174,356	174,356	13,994
10/01/28	76	25,000,000	2.79%	—	174,356	174,356	13,531
01/01/29	77	25,000,000	2.79%	—	174,356	174,356	13,084
04/01/29	78	25,000,000	2.79%	—	174,356	174,356	12,651
07/01/29	79	25,000,000	2.79%	—	174,356	174,356	12,232
10/01/29	80	25,000,000	2.79%	—	174,356	174,356	11,828
01/01/30	81	25,000,000	2.79%	—	174,356	174,356	11,437
04/01/30	82	25,000,000	2.79%	—	174,356	174,356	11,058
07/01/30	83	25,000,000	2.79%	—	174,356	174,356	10,693
10/01/30	84	25,000,000	2.79%	—	174,356	174,356	10,339
01/01/31	85	25,000,000	2.79%	—	174,356	174,356	9,997
04/01/31	86	25,000,000	2.79%	—	174,356	174,356	9,666
07/01/31	87	25,000,000	2.79%	—	174,356	174,356	9,347
10/01/31	88	25,000,000	2.79%	—	174,356	174,356	9,038
01/01/32	89	25,000,000	2.79%	—	174,356	174,356	8,739
04/01/32	90	25,000,000	2.79%	—	174,356	174,356	8,450
07/01/32	91	25,000,000	2.79%	—	174,356	174,356	8,170
10/01/32	92	25,000,000	2.79%	—	174,356	174,356	7,900
01/01/33	93	25,000,000	2.79%	—	174,356	174,356	7,639
04/01/33	94	25,000,000	2.79%	—	174,356	174,356	7,386
07/01/33	95	25,000,000	2.79%	—	174,356	174,356	7,142
10/01/33	96	25,000,000	2.79%	—	174,356	174,356	6,906
01/01/34	97	25,000,000	2.79%	—	174,356	174,356	6,677
04/01/34	98	25,000,000	2.79%	25,000,000	174,356	25,174,356	932,198

Total			2.79%	—	17,086,851	42,086,851	5,834,360

Present Value of Discounted Cash Flow (70% Weighting)							23.34
Fair Value of External Valuation (30% Weighting)							33.33
					Weighted Average Fair Value price		26.34

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
3/31/2010 Analysis
				Market Participant Perspective		Discount Rate	13.01%
03/31/10		25,000,000		(25,000,000)
04/01/10	1	25,000,000	2.79%	—	174,356	174,356	168,863
07/01/10	2	25,000,000	2.79%	—	174,356	174,356	163,544
10/01/10	3	25,000,000	2.79%	—	174,356	174,356	158,392
01/01/11	4	25,000,000	2.79%	—	174,356	174,356	153,403
04/01/11	5	25,000,000	2.79%	—	174,356	174,356	148,571
07/01/11	6	25,000,000	2.79%	—	174,356	174,356	143,891
10/01/11	7	25,000,000	2.79%	—	174,356	174,356	139,358
01/01/12	8	25,000,000	2.79%	—	174,356	174,356	134,968
04/01/12	9	25,000,000	2.79%	—	174,356	174,356	130,717
07/01/12	10	25,000,000	2.79%	—	174,356	174,356	126,599
10/01/12	11	25,000,000	2.79%	—	174,356	174,356	122,611
01/01/13	12	25,000,000	2.79%	—	174,356	174,356	118,749
04/01/13	13	25,000,000	2.79%	—	174,356	174,356	115,008
07/01/13	14	25,000,000	2.79%	—	174,356	174,356	111,385
10/01/13	15	25,000,000	2.79%	—	174,356	174,356	107,877
01/01/14	16	25,000,000	2.79%	—	174,356	174,356	104,478
04/01/14	17	25,000,000	2.79%	—	174,356	174,356	101,187
07/01/14	18	25,000,000	2.79%	—	174,356	174,356	98,000
10/01/14	19	25,000,000	2.79%	—	174,356	174,356	94,913
01/01/15	20	25,000,000	2.79%	—	174,356	174,356	91,923
04/01/15	21	25,000,000	2.79%	—	174,356	174,356	89,027
07/01/15	22	25,000,000	2.79%	—	174,356	174,356	86,223
10/01/15	23	25,000,000	2.79%	—	174,356	174,356	83,507
01/01/16	24	25,000,000	2.79%	—	174,356	174,356	80,876
04/01/16	25	25,000,000	2.79%	—	174,356	174,356	78,329
07/01/16	26	25,000,000	2.79%	—	174,356	174,356	75,861
10/01/16	27	25,000,000	2.79%	—	174,356	174,356	73,472
01/01/17	28	25,000,000	2.79%	—	174,356	174,356	71,157
04/01/17	29	25,000,000	2.79%	—	174,356	174,356	68,916
07/01/17	30	25,000,000	2.79%	—	174,356	174,356	66,745
10/01/17	31	25,000,000	2.79%	—	174,356	174,356	64,642
01/01/18	32	25,000,000	2.79%	—	174,356	174,356	62,606
04/01/18	33	25,000,000	2.79%	—	174,356	174,356	60,634
07/01/18	34	25,000,000	2.79%	—	174,356	174,356	58,724
10/01/18	35	25,000,000	2.79%	—	174,356	174,356	56,874
01/01/19	36	25,000,000	2.79%	—	174,356	174,356	55,083
04/01/19	37	25,000,000	2.79%	—	174,356	174,356	53,348
07/01/19	38	25,000,000	2.79%	—	174,356	174,356	51,667
10/01/19	39	25,000,000	2.79%	—	174,356	174,356	50,040
01/01/20	40	25,000,000	2.79%	—	174,356	174,356	48,463
04/01/20	41	25,000,000	2.79%	—	174,356	174,356	46,937
07/01/20	42	25,000,000	2.79%	—	174,356	174,356	45,458
10/01/20	43	25,000,000	2.79%	—	174,356	174,356	44,026
01/01/21	44	25,000,000	2.79%	—	174,356	174,356	42,639
04/01/21	45	25,000,000	2.79%	—	174,356	174,356	41,296
07/01/21	46	25,000,000	2.79%	—	174,356	174,356	39,995
10/01/21	47	25,000,000	2.79%	—	174,356	174,356	38,735
01/01/22	48	25,000,000	2.79%	—	174,356	174,356	37,515
04/01/22	49	25,000,000	2.79%	—	174,356	174,356	36,334
07/01/22	50	25,000,000	2.79%	—	174,356	174,356	35,189
10/01/22	51	25,000,000	2.79%	—	174,356	174,356	34,081
01/01/23	52	25,000,000	2.79%	—	174,356	174,356	33,007
04/01/23	53	25,000,000	2.79%	—	174,356	174,356	31,967
07/01/23	54	25,000,000	2.79%	—	174,356	174,356	30,960
10/01/23	55	25,000,000	2.79%	—	174,356	174,356	29,985
01/01/24	56	25,000,000	2.79%	—	174,356	174,356	29,040
04/01/24	57	25,000,000	2.79%	—	174,356	174,356	28,126
07/01/24	58	25,000,000	2.79%	—	174,356	174,356	27,240
10/01/24	59	25,000,000	2.79%	—	174,356	174,356	26,382
01/01/25	60	25,000,000	2.79%	—	174,356	174,356	25,551

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
04/01/25	61	25,000,000	2.79%	—	174,356	174,356	24,746
07/01/25	62	25,000,000	2.79%	—	174,356	174,356	23,966
10/01/25	63	25,000,000	2.79%	—	174,356	174,356	23,211
01/01/26	64	25,000,000	2.79%	—	174,356	174,356	22,480
04/01/26	65	25,000,000	2.79%	—	174,356	174,356	21,772
07/01/26	66	25,000,000	2.79%	—	174,356	174,356	21,086
10/01/26	67	25,000,000	2.79%	—	174,356	174,356	20,422
01/01/27	68	25,000,000	2.79%	—	174,356	174,356	19,779
04/01/27	69	25,000,000	2.79%	—	174,356	174,356	19,156
07/01/27	70	25,000,000	2.79%	—	174,356	174,356	18,552
10/01/27	71	25,000,000	2.79%	—	174,356	174,356	17,968
01/01/28	72	25,000,000	2.79%	—	174,356	174,356	17,402
04/01/28	73	25,000,000	2.79%	—	174,356	174,356	16,854
07/01/28	74	25,000,000	2.79%	—	174,356	174,356	16,323
10/01/28	75	25,000,000	2.79%	—	174,356	174,356	15,809
01/01/29	76	25,000,000	2.79%	—	174,356	174,356	15,311
04/01/29	77	25,000,000	2.79%	—	174,356	174,356	14,828
07/01/29	78	25,000,000	2.79%	—	174,356	174,356	14,361
10/01/29	79	25,000,000	2.79%	—	174,356	174,356	13,909
01/01/30	80	25,000,000	2.79%	—	174,356	174,356	13,471
04/01/30	81	25,000,000	2.79%	—	174,356	174,356	13,046
07/01/30	82	25,000,000	2.79%	—	174,356	174,356	12,635
10/01/30	83	25,000,000	2.79%	—	174,356	174,356	12,237
01/01/31	84	25,000,000	2.79%	—	174,356	174,356	11,852
04/01/31	85	25,000,000	2.79%	—	174,356	174,356	11,479
07/01/31	86	25,000,000	2.79%	—	174,356	174,356	11,117
10/01/31	87	25,000,000	2.79%	—	174,356	174,356	10,767
01/01/32	88	25,000,000	2.79%	—	174,356	174,356	10,428
04/01/32	89	25,000,000	2.79%	—	174,356	174,356	10,099
07/01/32	90	25,000,000	2.79%	—	174,356	174,356	9,781
10/01/32	91	25,000,000	2.79%	—	174,356	174,356	9,473
01/01/33	92	25,000,000	2.79%	—	174,356	174,356	9,175
04/01/33	93	25,000,000	2.79%	—	174,356	174,356	8,886
07/01/33	94	25,000,000	2.79%	—	174,356	174,356	8,606
10/01/33	95	25,000,000	2.79%	—	174,356	174,356	8,335
01/01/34	96	25,000,000	2.79%	—	174,356	174,356	8,072
04/01/34	97	25,000,000	2.79%	25,000,000	174,356	25,174,356	1,128,762

Total			2.79%	—	16,912,496	41,912,496	6,241,249

Present Value of Discounted Cash Flow (70% Weighting)							24.96
Fair Value of External Valuation (30% Weighting)							21.67
					Weighted Average Fair Value price		23.98

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
6/30/2010 Analysis
				Market Participant Perspective		Discount Rate	13.49%
06/30/10		25,000,000		(25,000,000)
07/01/10	1	25,000,000	2.79%	—	174,356	174,356	168,667
10/01/10	2	25,000,000	2.79%	—	174,356	174,356	163,165
01/01/11	3	25,000,000	2.79%	—	174,356	174,356	157,841
04/01/11	4	25,000,000	2.79%	—	174,356	174,356	152,692
07/01/11	5	25,000,000	2.79%	—	174,356	174,356	147,710
10/01/11	6	25,000,000	2.79%	—	174,356	174,356	142,891
01/01/12	7	25,000,000	2.79%	—	174,356	174,356	138,230
04/01/12	8	25,000,000	2.79%	—	174,356	174,356	133,720
07/01/12	9	25,000,000	2.79%	—	174,356	174,356	129,357
10/01/12	10	25,000,000	2.79%	—	174,356	174,356	125,137
01/01/13	11	25,000,000	2.79%	—	174,356	174,356	121,054
04/01/13	12	25,000,000	2.79%	—	174,356	174,356	117,105
07/01/13	13	25,000,000	2.79%	—	174,356	174,356	113,285
10/01/13	14	25,000,000	2.79%	—	174,356	174,356	109,589
01/01/14	15	25,000,000	2.79%	—	174,356	174,356	106,013
04/01/14	16	25,000,000	2.79%	—	174,356	174,356	102,555
07/01/14	17	25,000,000	2.79%	—	174,356	174,356	99,209
10/01/14	18	25,000,000	2.79%	—	174,356	174,356	95,972
01/01/15	19	25,000,000	2.79%	—	174,356	174,356	92,841
04/01/15	20	25,000,000	2.79%	—	174,356	174,356	89,812
07/01/15	21	25,000,000	2.79%	—	174,356	174,356	86,882
10/01/15	22	25,000,000	2.79%	—	174,356	174,356	84,048
01/01/16	23	25,000,000	2.79%	—	174,356	174,356	81,306
04/01/16	24	25,000,000	2.79%	—	174,356	174,356	78,653
07/01/16	25	25,000,000	2.79%	—	174,356	174,356	76,087
10/01/16	26	25,000,000	2.79%	—	174,356	174,356	73,605
01/01/17	27	25,000,000	2.79%	—	174,356	174,356	71,203
04/01/17	28	25,000,000	2.79%	—	174,356	174,356	68,880
07/01/17	29	25,000,000	2.79%	—	174,356	174,356	66,633
10/01/17	30	25,000,000	2.79%	—	174,356	174,356	64,459
01/01/18	31	25,000,000	2.79%	—	174,356	174,356	62,356
04/01/18	32	25,000,000	2.79%	—	174,356	174,356	60,322
07/01/18	33	25,000,000	2.79%	—	174,356	174,356	58,354
10/01/18	34	25,000,000	2.79%	—	174,356	174,356	56,450
01/01/19	35	25,000,000	2.79%	—	174,356	174,356	54,609
04/01/19	36	25,000,000	2.79%	—	174,356	174,356	52,827
07/01/19	37	25,000,000	2.79%	—	174,356	174,356	51,103
10/01/19	38	25,000,000	2.79%	—	174,356	174,356	49,436
01/01/20	39	25,000,000	2.79%	—	174,356	174,356	47,823
04/01/20	40	25,000,000	2.79%	—	174,356	174,356	46,263
07/01/20	41	25,000,000	2.79%	—	174,356	174,356	44,754
10/01/20	42	25,000,000	2.79%	—	174,356	174,356	43,294
01/01/21	43	25,000,000	2.79%	—	174,356	174,356	41,881
04/01/21	44	25,000,000	2.79%	—	174,356	174,356	40,515
07/01/21	45	25,000,000	2.79%	—	174,356	174,356	39,193
10/01/21	46	25,000,000	2.79%	—	174,356	174,356	37,914
01/01/22	47	25,000,000	2.79%	—	174,356	174,356	36,678
04/01/22	48	25,000,000	2.79%	—	174,356	174,356	35,481
07/01/22	49	25,000,000	2.79%	—	174,356	174,356	34,323
10/01/22	50	25,000,000	2.79%	—	174,356	174,356	33,204
01/01/23	51	25,000,000	2.79%	—	174,356	174,356	32,120
04/01/23	52	25,000,000	2.79%	—	174,356	174,356	31,072
07/01/23	53	25,000,000	2.79%	—	174,356	174,356	30,059
10/01/23	54	25,000,000	2.79%	—	174,356	174,356	29,078
01/01/24	55	25,000,000	2.79%	—	174,356	174,356	28,129
04/01/24	56	25,000,000	2.79%	—	174,356	174,356	27,212
07/01/24	57	25,000,000	2.79%	—	174,356	174,356	26,324
10/01/24	58	25,000,000	2.79%	—	174,356	174,356	25,465
01/01/25	59	25,000,000	2.79%	—	174,356	174,356	24,634
04/01/25	60	25,000,000	2.79%	—	174,356	174,356	23,831

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
07/01/25	61	25,000,000	2.79%	—	174,356	174,356	23,053
10/01/25	62	25,000,000	2.79%	—	174,356	174,356	22,301
01/01/26	63	25,000,000	2.79%	—	174,356	174,356	21,573
04/01/26	64	25,000,000	2.79%	—	174,356	174,356	20,870
07/01/26	65	25,000,000	2.79%	—	174,356	174,356	20,189
10/01/26	66	25,000,000	2.79%	—	174,356	174,356	19,530
01/01/27	67	25,000,000	2.79%	—	174,356	174,356	18,893
04/01/27	68	25,000,000	2.79%	—	174,356	174,356	18,277
07/01/27	69	25,000,000	2.79%	—	174,356	174,356	17,680
10/01/27	70	25,000,000	2.79%	—	174,356	174,356	17,103
01/01/28	71	25,000,000	2.79%	—	174,356	174,356	16,545
04/01/28	72	25,000,000	2.79%	—	174,356	174,356	16,006
07/01/28	73	25,000,000	2.79%	—	174,356	174,356	15,484
10/01/28	74	25,000,000	2.79%	—	174,356	174,356	14,978
01/01/29	75	25,000,000	2.79%	—	174,356	174,356	14,490
04/01/29	76	25,000,000	2.79%	—	174,356	174,356	14,017
07/01/29	77	25,000,000	2.79%	—	174,356	174,356	13,560
10/01/29	78	25,000,000	2.79%	—	174,356	174,356	13,117
01/01/30	79	25,000,000	2.79%	—	174,356	174,356	12,689
04/01/30	80	25,000,000	2.79%	—	174,356	174,356	12,275
07/01/30	81	25,000,000	2.79%	—	174,356	174,356	11,875
10/01/30	82	25,000,000	2.79%	—	174,356	174,356	11,487
01/01/31	83	25,000,000	2.79%	—	174,356	174,356	11,113
04/01/31	84	25,000,000	2.79%	—	174,356	174,356	10,750
07/01/31	85	25,000,000	2.79%	—	174,356	174,356	10,399
10/01/31	86	25,000,000	2.79%	—	174,356	174,356	10,060
01/01/32	87	25,000,000	2.79%	—	174,356	174,356	9,732
04/01/32	88	25,000,000	2.79%	—	174,356	174,356	9,414
07/01/32	89	25,000,000	2.79%	—	174,356	174,356	9,107
10/01/32	90	25,000,000	2.79%	—	174,356	174,356	8,810
01/01/33	91	25,000,000	2.79%	—	174,356	174,356	8,523
04/01/33	92	25,000,000	2.79%	—	174,356	174,356	8,245
07/01/33	93	25,000,000	2.79%	—	174,356	174,356	7,976
10/01/33	94	25,000,000	2.79%	—	174,356	174,356	7,716
01/01/34	95	25,000,000	2.79%	—	174,356	174,356	7,464
04/01/34	96	25,000,000	2.79%	25,000,000	174,356	25,174,356	1,042,501

Total			2.79%	—	16,738,140	41,738,140	5,991,110

Present Value of Discounted Cash Flow (70% Weighting)							23.96
Fair Value of External Valuation (30% Weighting)							21.67
					Weighted Average Fair Value price		23.28

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
9/30/2010 Analysis
				Market Participant Perspective		Discount Rate	16.34%
09/30/10		25,000,000		(25,000,000)
10/01/10	1	25,000,000	2.79%	—	174,356	174,356	167,513
01/01/11	2	25,000,000	2.79%	—	174,356	174,356	160,939
04/01/11	3	25,000,000	2.79%	—	174,356	174,356	154,623
07/01/11	4	25,000,000	2.79%	—	174,356	174,356	148,554
10/01/11	5	25,000,000	2.79%	—	174,356	174,356	142,724
01/01/12	6	25,000,000	2.79%	—	174,356	174,356	137,122
04/01/12	7	25,000,000	2.79%	—	174,356	174,356	131,741
07/01/12	8	25,000,000	2.79%	—	174,356	174,356	126,570
10/01/12	9	25,000,000	2.79%	—	174,356	174,356	121,603
01/01/13	10	25,000,000	2.79%	—	174,356	174,356	116,830
04/01/13	11	25,000,000	2.79%	—	174,356	174,356	112,245
07/01/13	12	25,000,000	2.79%	—	174,356	174,356	107,840
10/01/13	13	25,000,000	2.79%	—	174,356	174,356	103,608
01/01/14	14	25,000,000	2.79%	—	174,356	174,356	99,541
04/01/14	15	25,000,000	2.79%	—	174,356	174,356	95,635
07/01/14	16	25,000,000	2.79%	—	174,356	174,356	91,881
10/01/14	17	25,000,000	2.79%	—	174,356	174,356	88,275
01/01/15	18	25,000,000	2.79%	—	174,356	174,356	84,811
04/01/15	19	25,000,000	2.79%	—	174,356	174,356	81,482
07/01/15	20	25,000,000	2.79%	—	174,356	174,356	78,284
10/01/15	21	25,000,000	2.79%	—	174,356	174,356	75,212
01/01/16	22	25,000,000	2.79%	—	174,356	174,356	72,260
04/01/16	23	25,000,000	2.79%	—	174,356	174,356	69,424
07/01/16	24	25,000,000	2.79%	—	174,356	174,356	66,699
10/01/16	25	25,000,000	2.79%	—	174,356	174,356	64,082
01/01/17	26	25,000,000	2.79%	—	174,356	174,356	61,567
04/01/17	27	25,000,000	2.79%	—	174,356	174,356	59,150
07/01/17	28	25,000,000	2.79%	—	174,356	174,356	56,829
10/01/17	29	25,000,000	2.79%	—	174,356	174,356	54,599
01/01/18	30	25,000,000	2.79%	—	174,356	174,356	52,456
04/01/18	31	25,000,000	2.79%	—	174,356	174,356	50,397
07/01/18	32	25,000,000	2.79%	—	174,356	174,356	48,419
10/01/18	33	25,000,000	2.79%	—	174,356	174,356	46,519
01/01/19	34	25,000,000	2.79%	—	174,356	174,356	44,693
04/01/19	35	25,000,000	2.79%	—	174,356	174,356	42,939
07/01/19	36	25,000,000	2.79%	—	174,356	174,356	41,254
10/01/19	37	25,000,000	2.79%	—	174,356	174,356	39,635
01/01/20	38	25,000,000	2.79%	—	174,356	174,356	38,079
04/01/20	39	25,000,000	2.79%	—	174,356	174,356	36,585
07/01/20	40	25,000,000	2.79%	—	174,356	174,356	35,149
10/01/20	41	25,000,000	2.79%	—	174,356	174,356	33,769
01/01/21	42	25,000,000	2.79%	—	174,356	174,356	32,444
04/01/21	43	25,000,000	2.79%	—	174,356	174,356	31,171
07/01/21	44	25,000,000	2.79%	—	174,356	174,356	29,947
10/01/21	45	25,000,000	2.79%	—	174,356	174,356	28,772
01/01/22	46	25,000,000	2.79%	—	174,356	174,356	27,643
04/01/22	47	25,000,000	2.79%	—	174,356	174,356	26,558
07/01/22	48	25,000,000	2.79%	—	174,356	174,356	25,516
10/01/22	49	25,000,000	2.79%	—	174,356	174,356	24,514
01/01/23	50	25,000,000	2.79%	—	174,356	174,356	23,552
04/01/23	51	25,000,000	2.79%	—	174,356	174,356	22,628
07/01/23	52	25,000,000	2.79%	—	174,356	174,356	21,740
10/01/23	53	25,000,000	2.79%	—	174,356	174,356	20,887
01/01/24	54	25,000,000	2.79%	—	174,356	174,356	20,067
04/01/24	55	25,000,000	2.79%	—	174,356	174,356	19,279
07/01/24	56	25,000,000	2.79%	—	174,356	174,356	18,523
10/01/24	57	25,000,000	2.79%	—	174,356	174,356	17,796
01/01/25	58	25,000,000	2.79%	—	174,356	174,356	17,097
04/01/25	59	25,000,000	2.79%	—	174,356	174,356	16,426
07/01/25	60	25,000,000	2.79%	—	174,356	174,356	15,782

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
10/01/25	61	25,000,000	2.79%	—	174,356	174,356	15,162
01/01/26	62	25,000,000	2.79%	—	174,356	174,356	14,567
04/01/26	63	25,000,000	2.79%	—	174,356	174,356	13,995
07/01/26	64	25,000,000	2.79%	—	174,356	174,356	13,446
10/01/26	65	25,000,000	2.79%	—	174,356	174,356	12,918
01/01/27	66	25,000,000	2.79%	—	174,356	174,356	12,411
04/01/27	67	25,000,000	2.79%	—	174,356	174,356	11,924
07/01/27	68	25,000,000	2.79%	—	174,356	174,356	11,456
10/01/27	69	25,000,000	2.79%	—	174,356	174,356	11,007
01/01/28	70	25,000,000	2.79%	—	174,356	174,356	10,575
04/01/28	71	25,000,000	2.79%	—	174,356	174,356	10,160
07/01/28	72	25,000,000	2.79%	—	174,356	174,356	9,761
10/01/28	73	25,000,000	2.79%	—	174,356	174,356	9,378
01/01/29	74	25,000,000	2.79%	—	174,356	174,356	9,010
04/01/29	75	25,000,000	2.79%	—	174,356	174,356	8,656
07/01/29	76	25,000,000	2.79%	—	174,356	174,356	8,316
10/01/29	77	25,000,000	2.79%	—	174,356	174,356	7,990
01/01/30	78	25,000,000	2.79%	—	174,356	174,356	7,676
04/01/30	79	25,000,000	2.79%	—	174,356	174,356	7,375
07/01/30	80	25,000,000	2.79%	—	174,356	174,356	7,086
10/01/30	81	25,000,000	2.79%	—	174,356	174,356	6,808
01/01/31	82	25,000,000	2.79%	—	174,356	174,356	6,540
04/01/31	83	25,000,000	2.79%	—	174,356	174,356	6,284
07/01/31	84	25,000,000	2.79%	—	174,356	174,356	6,037
10/01/31	85	25,000,000	2.79%	—	174,356	174,356	5,800
01/01/32	86	25,000,000	2.79%	—	174,356	174,356	5,573
04/01/32	87	25,000,000	2.79%	—	174,356	174,356	5,354
07/01/32	88	25,000,000	2.79%	—	174,356	174,356	5,144
10/01/32	89	25,000,000	2.79%	—	174,356	174,356	4,942
01/01/33	90	25,000,000	2.79%	—	174,356	174,356	4,748
04/01/33	91	25,000,000	2.79%	—	174,356	174,356	4,562
07/01/33	92	25,000,000	2.79%	—	174,356	174,356	4,383
10/01/33	93	25,000,000	2.79%	—	174,356	174,356	4,211
01/01/34	94	25,000,000	2.79%	—	174,356	174,356	4,045
04/01/34	95	25,000,000	2.79%	25,000,000	174,356	25,174,356	561,157

Total			2.79%	—	16,563,844	41,563,844	4,730,336

Present Value of Discounted Cash Flow (70% Weighting)							18.92
Fair Value of External Valuation (30% Weighting)							16.00
					Weighted Average Fair Value price		18.04

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
12/31/2010 Analysis
				Market Participant Perspective		Discount Rate	16.24%
12/31/10		25,000,000		(25,000,000)
01/01/11	1	25,000,000	2.79%	—	174,356	174,356	167,554
04/01/11	2	25,000,000	2.79%	—	174,356	174,356	161,016
07/01/11	3	25,000,000	2.79%	—	174,356	174,356	154,734
10/01/11	4	25,000,000	2.79%	—	174,356	174,356	148,697
01/01/12	5	25,000,000	2.79%	—	174,356	174,356	142,895
04/01/12	6	25,000,000	2.79%	—	174,356	174,356	137,320
07/01/12	7	25,000,000	2.79%	—	174,356	174,356	131,963
10/01/12	8	25,000,000	2.79%	—	174,356	174,356	126,814
01/01/13	9	25,000,000	2.79%	—	174,356	174,356	121,866
04/01/13	10	25,000,000	2.79%	—	174,356	174,356	117,111
07/01/13	11	25,000,000	2.79%	—	174,356	174,356	112,542
10/01/13	12	25,000,000	2.79%	—	174,356	174,356	108,151
01/01/14	13	25,000,000	2.79%	—	174,356	174,356	103,932
04/01/14	14	25,000,000	2.79%	—	174,356	174,356	99,877
07/01/14	15	25,000,000	2.79%	—	174,356	174,356	95,980
10/01/14	16	25,000,000	2.79%	—	174,356	174,356	92,235
01/01/15	17	25,000,000	2.79%	—	174,356	174,356	88,636
04/01/15	18	25,000,000	2.79%	—	174,356	174,356	85,178
07/01/15	19	25,000,000	2.79%	—	174,356	174,356	81,855
10/01/15	20	25,000,000	2.79%	—	174,356	174,356	78,661
01/01/16	21	25,000,000	2.79%	—	174,356	174,356	75,592
04/01/16	22	25,000,000	2.79%	—	174,356	174,356	72,643
07/01/16	23	25,000,000	2.79%	—	174,356	174,356	69,809
10/01/16	24	25,000,000	2.79%	—	174,356	174,356	67,085
01/01/17	25	25,000,000	2.79%	—	174,356	174,356	64,468
04/01/17	26	25,000,000	2.79%	—	174,356	174,356	61,952
07/01/17	27	25,000,000	2.79%	—	174,356	174,356	59,535
10/01/17	28	25,000,000	2.79%	—	174,356	174,356	57,212
01/01/18	29	25,000,000	2.79%	—	174,356	174,356	54,980
04/01/18	30	25,000,000	2.79%	—	174,356	174,356	52,835
07/01/18	31	25,000,000	2.79%	—	174,356	174,356	50,774
10/01/18	32	25,000,000	2.79%	—	174,356	174,356	48,793
01/01/19	33	25,000,000	2.79%	—	174,356	174,356	46,889
04/01/19	34	25,000,000	2.79%	—	174,356	174,356	45,060
07/01/19	35	25,000,000	2.79%	—	174,356	174,356	43,302
10/01/19	36	25,000,000	2.79%	—	174,356	174,356	41,612
01/01/20	37	25,000,000	2.79%	—	174,356	174,356	39,989
04/01/20	38	25,000,000	2.79%	—	174,356	174,356	38,428
07/01/20	39	25,000,000	2.79%	—	174,356	174,356	36,929
10/01/20	40	25,000,000	2.79%	—	174,356	174,356	35,488
01/01/21	41	25,000,000	2.79%	—	174,356	174,356	34,104
04/01/21	42	25,000,000	2.79%	—	174,356	174,356	32,773
07/01/21	43	25,000,000	2.79%	—	174,356	174,356	31,494
10/01/21	44	25,000,000	2.79%	—	174,356	174,356	30,266
01/01/22	45	25,000,000	2.79%	—	174,356	174,356	29,085
04/01/22	46	25,000,000	2.79%	—	174,356	174,356	27,950
07/01/22	47	25,000,000	2.79%	—	174,356	174,356	26,859
10/01/22	48	25,000,000	2.79%	—	174,356	174,356	25,812
01/01/23	49	25,000,000	2.79%	—	174,356	174,356	24,804
04/01/23	50	25,000,000	2.79%	—	174,356	174,356	23,837
07/01/23	51	25,000,000	2.79%	—	174,356	174,356	22,907
10/01/23	52	25,000,000	2.79%	—	174,356	174,356	22,013
01/01/24	53	25,000,000	2.79%	—	174,356	174,356	21,154
04/01/24	54	25,000,000	2.79%	—	174,356	174,356	20,329
07/01/24	55	25,000,000	2.79%	—	174,356	174,356	19,536
10/01/24	56	25,000,000	2.79%	—	174,356	174,356	18,773
01/01/25	57	25,000,000	2.79%	—	174,356	174,356	18,041
04/01/25	58	25,000,000	2.79%	—	174,356	174,356	17,337
07/01/25	59	25,000,000	2.79%	—	174,356	174,356	16,661
10/01/25	60	25,000,000	2.79%	—	174,356	174,356	16,011

			Original Interest Rate Forecast (at purchase)	PV of Principal Cash Flow
Period #	Period	Valley Principal	All in Yield	Expected Principal Paydown	Current Interest	Total Cash Flow	Present Value
01/01/26	61	25,000,000	2.79%	—	174,356	174,356	15,386
04/01/26	62	25,000,000	2.79%	—	174,356	174,356	14,786
07/01/26	63	25,000,000	2.79%	—	174,356	174,356	14,209
10/01/26	64	25,000,000	2.79%	—	174,356	174,356	13,654
01/01/27	65	25,000,000	2.79%	—	174,356	174,356	13,122
04/01/27	66	25,000,000	2.79%	—	174,356	174,356	12,610
07/01/27	67	25,000,000	2.79%	—	174,356	174,356	12,118
10/01/27	68	25,000,000	2.79%	—	174,356	174,356	11,645
01/01/28	69	25,000,000	2.79%	—	174,356	174,356	11,191
04/01/28	70	25,000,000	2.79%	—	174,356	174,356	10,754
07/01/28	71	25,000,000	2.79%	—	174,356	174,356	10,334
10/01/28	72	25,000,000	2.79%	—	174,356	174,356	9,931
01/01/29	73	25,000,000	2.79%	—	174,356	174,356	9,544
04/01/29	74	25,000,000	2.79%	—	174,356	174,356	9,171
07/01/29	75	25,000,000	2.79%	—	174,356	174,356	8,814
10/01/29	76	25,000,000	2.79%	—	174,356	174,356	8,470
01/01/30	77	25,000,000	2.79%	—	174,356	174,356	8,139
04/01/30	78	25,000,000	2.79%	—	174,356	174,356	7,822
07/01/30	79	25,000,000	2.79%	—	174,356	174,356	7,516
10/01/30	80	25,000,000	2.79%	—	174,356	174,356	7,223
01/01/31	81	25,000,000	2.79%	—	174,356	174,356	6,941
04/01/31	82	25,000,000	2.79%	—	174,356	174,356	6,671
07/01/31	83	25,000,000	2.79%	—	174,356	174,356	6,410
10/01/31	84	25,000,000	2.79%	—	174,356	174,356	6,160
01/01/32	85	25,000,000	2.79%	—	174,356	174,356	5,920
04/01/32	86	25,000,000	2.79%	—	174,356	174,356	5,689
07/01/32	87	25,000,000	2.79%	—	174,356	174,356	5,467
10/01/32	88	25,000,000	2.79%	—	174,356	174,356	5,254
01/01/33	89	25,000,000	2.79%	—	174,356	174,356	5,049
04/01/33	90	25,000,000	2.79%	—	174,356	174,356	4,852
07/01/33	91	25,000,000	2.79%	—	174,356	174,356	4,662
10/01/33	92	25,000,000	2.79%	—	174,356	174,356	4,480
01/01/34	93	25,000,000	2.79%	—	174,356	174,356	4,306
04/01/34	94	25,000,000	2.79%	25,000,000	174,356	25,174,356	597,419

Total			2.79%	—	16,389,488	41,389,488	4,785,857

Present Value of Discounted Cash Flow (70% Weighting)							19.14
Fair Value of External Valuation (30% Weighting)							16.00

					Weighted Average Fair Value price		18.20